Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
September 30, 2021
(Unaudited)

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Management's Discussion and Analysis

September 30, 2021

List of Tables
Table 1:	Financial Data Summary	3
Table 2:	Key Financial Ratios	4
Table 3:	Long-Term Finance Commitments (Own Account and Core Mobilization) and Short-Term Finance	10
Table 4:	Funds Managed by AMC	14
Table 5:	IFC's Capital	19
Table 6:	IFC's Retained Earnings	19
Table 7:	Main Elements of Net Income and Comprehensive Income	20
Table 8:	Summary of Financial Results	21
Table 9:	Individual and Portfolio Provision (Release of Provision)	22
Table 10:	Net Unrealized Gains and Losses on Non-Trading Financial Instruments	24
Table 11:	Other Comprehensive Income (Loss) – Unrealized Gains and Losses on Debt Securities and Borrowings	25

List of Figures
Figure 1:	Income Measures	6
Figure 2:	LTF and STF Commitments	6
Figure 3:	Disbursements	6
Figure 4:	Carrying Amount of Loan Portfolio	11
Figure 5:	Carrying Amount of Equity Investments Portfolio	12
Figure 6:	Carrying Amount of Debt Securities Portfolio	12
Figure 7:	Borrowings Portfolio	18
Figure 8:	Change in Net Income FY22 Q1 vs FY21 Q1	21
Figure 9:	Non-performing Loans	22
Figure 10:	Reserve against losses for Disbursed and Undisbursed Loans	23

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Management's Discussion and Analysis
SECTION I.    INTRODUCTION
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the three months ended September 30, 2021 (FY22 Q1). This document should be read in conjunction with the IFC's Consolidated Financial Statements and MD&A issued for the year ended June 30, 2021 (FY21). IFC undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Note A to the June 30, 2021 consolidated financial statements and the IFC’s condensed consolidated financial statements as of and for the three months ended September 30, 2021 (FY22 Q1 condensed consolidated financial statements).
Management uses Income Available for Designations (a non-U.S. GAAP measure) as a basis for designations of retained earnings. Income Available for Designations is generally comprised of net income excluding unrealized gains and losses on investments and borrowings.
Table 1: Financial Data Summary

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Investments Highlights (Section III)
Long-Term Finance (LTF) Commitments (Own Account and Core Mobilization)	$2,734	$2,834
Short-Term Finance (STF) Commitments	2,204	1,575
Disbursements	4,017	3,283
Income Statement
Net income (Section II & VI)	$212	$684

Adjustments to reconcile Net Income to Income Available for Designations
Unrealized losses (gains) on investments	247	(480)
Unrealized losses (gains) on borrowings	18	(77)
Income Available for Designations	$477	$127

(US$ in millions)	September 30, 2021	June 30, 2021
Balance Sheet
Total assets	$105,981	$105,264
Liquid assets [a] (Section IV)	42,825	41,696
Investments (Section III)	45,144	44,991
Borrowings (Section V)	55,513	55,699
Total capital (Section V)	$31,472	$31,244
of which
Undesignated retained earnings	11,455	11,395
Designated retained earnings	359	207
Accumulated other comprehensive loss	(1,161)	(1,118)
Paid-in capital	20,819	20,760
_________
a    Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

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Management's Discussion and Analysis
Table 2: Key Financial Ratios

	For the three months ended
(US$ in billions, except ratios which are in percentages)	September 30, 2021	September 30, 2020
Financial ratios:
Return on average assets [a]	0.8%	2.8%
Return on average capital [b]	2.7%	10.7%

	September 30, 2021	June 30, 2021
Overall liquidity ratio	116%	114%
Debt to equity ratio [c]	1.9	2.1
Total reserve against losses on loans to total disbursed portfolio	4.9%	4.9%
Capital measures:
Capital Available	31.1	30.7
Capital Required	20.2	20.5
Capital Utilization Ratio (CUR) [d]	64.9%	66.6%
_________
a    Return on average assets is calculated based on annualized net income for the period as a percentage of the average total assets for the period.
b    Return on average capital is calculated based on annualized net income for the period as a percentage of the average of total capital for the period (excluding payments on account of pending subscriptions).
c    The definition of Debt to equity ratio (leverage ratio) was updated effective FY22 Q1 in line with the updates to IFC's capital adequacy framework. As a result, the debt to equity ratio as of September 30, 2021 is not directly comparable to June 30, 2021. The debt to equity ratio under the updated definition as of June 30, 2021 would have been 1.9. For additional information regarding IFC's new Economic Capital (EC) Framework, see Section II Executive Summary.
d    Starting FY22 Q1, IFC uses CUR, defined as (Capital Required divided by Capital Available), as a measurement of capital adequacy under IFC's updated capital adequacy framework effective FY22 Q1. The CUR replaces the previous Deployable Strategic Capital (DSC) ratio. CUR and DSC ratio have a one-to-one mapping expressed as (CUR = 90% – DSC ratio). For additional information regarding IFC's new EC Framework, see Section II Executive Summary.
IFC’s Capital Adequacy, as measured by CUR was 64.9% at the end of FY22 Q1, lower than 66.6% at the end of FY21. IFC’s debt to equity ratio was 1.9, well within the maximum of 4 required by the policy approved by IFC’s Board of Directors and IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 116%, above the minimum requirement of the Board of 45%. Given the changes to IFC’s capital adequacy framework, results are not directly comparable from June 30, 2021 to September 30, 2021.

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Management's Discussion and Analysis
SECTION II. EXECUTIVE SUMMARY
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 185 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)1 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other institutions.
In FY22 Q1, IFC continued to focus and grow in the poorest countries and fragile areas, in line with the capital increase that shareholders endorsed in April 2018 when the Board of Governors approved a capital increase package comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA's Eighteenth Replenishment of Resources (IDA18); and (iii) internal measures for increased efficiency.
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and the subscription process was formally launched on April 22, 2020. Accordingly, authorized capital increased, and a portion of retained earnings was converted to paid-in capital in April 2020. As of September 30, 2021, 67 countries have subscribed a total of $3.5 billion and payment of $1.3 billion has been received from 45 countries.
In addition, to enhance its regional capacity, IFC undertook an operational realignment effective July 1, 2021 that consolidated all operations in continental Africa into one Vice Presidency Unit (VPU) and added a fourth regional VPU focusing on Middle East, Central Asia (Kazakhstan, Kyrgyz Republic, Tajikistan, Turkmenistan, Uzbekistan) and Turkey. The new structure allows IFC to enhance its delivery in IDA eligible countries and most fragile markets. By augmenting the strength of its regional matrix, IFC is also looking to enhance program delivery, boost impact at the country level in all regions and ensure financial sustainability.
Geographical regions used herein the MD&A and in the FY22 Q1 condensed consolidated financial statements are based on regional classifications as of September 30, 2021, after the realignment.
COVID-19 RESPONSE
In response to the global outbreak of the coronavirus disease 2019 (COVID-19), IFC has been working in solidarity with partners at global and country levels to support its developing member countries. With COVID-19 severely impacting private enterprises across emerging markets, IFC provided critical support through liquidity and trade financing, allowing companies to remain in operation, preserving jobs, and enabling long-term private sector intervention once pandemic impacts subside. IFC’s operational response includes three stages: a) Relief stage that involves emergency response to immediate economic damage, b) Restructuring stage that focuses on strengthening health systems, restoring human capital, and restructuring of firms and sectors, and c) Resilient recovery stage that entails new opportunities to build a more sustainable, inclusive and resilient future. Each stage is structured through four thematic crisis response pillars: i) Saving lives, ii) Protecting the poor and vulnerable, iii) Ensuring sustainable business growth and job creation, and iv) Strengthening policies, institutions, and investments.
In March 2020, IFC’s Board of Directors approved a Fast Track COVID-19 Facility (COVID Facility) in the amount of $8 billion, as part of a WBG crisis response package. In February 2021, the Board approved an extension of the COVID Facility dedicated to the Base of the Pyramid Program for $400 million. Beyond this immediate response, IFC has been working with countries to restructure and promote a recovery that is sustainable, inclusive, and climate-smart. This means directly helping firms become more resilient — to survive, bounce back, and accelerate their post-crisis recovery to bring back jobs and livelihoods.
COVID-19 response commitments totaled $971 million in FY22 Q1, of which $325 million were Own Account and $646 million were Core Mobilization. Life to date COVID-19 response commitments totaled $16.9 billion as of September 30, 2021, of which $13.3 billion were Own Account and $3.6 billion were Core Mobilization.
FINANCIAL PERFORMANCE SUMMARY
The financial performance of IFC has been significantly influenced by the volatile emerging equity markets.
Net Income and Income Available for Designations
IFC's net income was $212 million in FY22 Q1, as compared to a net income of $684 million in the three months ended September 30, 2020 (FY21 Q1), when the market rebounded post the immediate effect of COVID-19.
1    The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

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Management's Discussion and Analysis
Figure 1: Income Measures (US$ in millions)
_________
*    Beginning in FY20, IFC uses “income (loss) before unrealized gains and losses on investments and borrowings and grants to IDA” as the metric for Income Available for Designations.
**    IFC’s Net income (loss) is not directly comparable due to the adoption of ASU 2016-01 Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01), in FY19.
Income Available for Designations was $477 million in FY22 Q1, as compared to $127 million in FY21 Q1, mainly due to higher realized gains on sales of equity investments in FY22 Q1.
On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for the Creating Markets Advisory Window (CMAW) and a designation of $72 million for Advisory Services. These designations were noted with approval by the Board of Governors on October 14, 2021.
Investment Operations
In FY22 Q1, IFC committed $1.1 billion in long-term investments for its Own Account and $1.6 billion in Core Mobilization, a total of $2.7 billion in LTF, 4% lower than FY21 Q1. These investments supported 33 LTF projects in developing countries. In addition, IFC extended $2.2 billion in STF in FY22 Q1, 40% higher than FY21 Q1. In total, IFC had a combined delivery of LTF and STF of $4.9 billion in FY22 Q1, 12% higher than FY21 Q1.
IFC disbursed $4.0 billion for its own account in FY22 Q1 as compared to $3.3 billion in FY21 Q1. Committed portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) decreased by $2.8 billion from $62.5 billion at June 30, 2021 to $59.7 billion at September 30, 2021. The committed debt (including loan and loan like instruments) portfolio decreased by $2.4 billion from $43.5 billion June 30, 2021 to $41.1 billion at September 30, 2021, mainly due to repayments and cancellations in excess of new commitments. The committed equity (including equity-like instruments) portfolio decreased by $304 million from $14.0 billion at June 30, 2021 to $13.7 billion at September 30, 2021 reflecting sales in excess of new investment commitments in FY22 Q1, and the committed guarantees and risk management portfolio decreased by $133 million from $5.0 billion at June 30, 2021 to $4.9 billion at September 30, 2021.
(US$ in billions)
Net Investment Portfolio
IFC's investment portfolio increased by $153 million, from $45.0 billion at June 30, 2021 to $45.1 billion at September 30, 2021, mainly due to new disbursements exceeding repayments, prepayments and divestments.

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Management's Discussion and Analysis
Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio increased by $1.1 billion, from $41.7 billion at June 30, 2021 to $42.8 billion at September 30, 2021.
Borrowings
Borrowings outstanding (including fair value adjustments) decreased by $186 million from $55.7 billion at June 30, 2021 to $55.5 billion at September 30, 2021, mainly due to foreign exchange gains of $974 million and fair value gains of $205 million offset by net new issuances of $980 million.
The medium- and long-term borrowing program (on a funding authorization basis) for FY22 Q1 was $4.8 billion as compared to $4.6 billion in FY21 Q1.
ECONOMIC CAPITAL FRAMEWORK
Effective FY22 Q1, IFC has updated its capital adequacy framework. The changes provide increased granularity in economic capital calculations, while bringing IFC’s definition of capital available more closely into alignment with the financial statement presentation of capital.
IFC’s Capital Adequacy, as measured by CUR was 64.9% at the end of FY22 Q1, lower than the 66.6% level at the end of FY21. The reduction in CUR was largely attributed to a decrease in Capital Required to support the business as well as an increase in Capital Available. The increase in the Capital Available was mainly due to an increase in retained earnings and paid-in-capital.
LIBOR TRANSITION
In 2017, the U.K. Financial Conduct Authority (FCA) and the Bank of England’s Financial Policy Committee noted that it had become increasingly apparent that the absence of active underlying markets and the scarcity of term unsecured deposit transactions raised serious questions about the future sustainability of the LIBOR benchmarks. In March 2021, the FCA and the Intercontinental Exchange Benchmark Administration (the administrator of LIBOR) announced that sterling, euro, Swiss franc and Japanese yen LIBOR panels, as well as panels for 1-week and 2-month USD LIBOR, will cease on December 31, 2021, with the remaining USD LIBOR panels ceasing on June 30, 2023. Despite the extension of the publication of certain USD LIBOR rates to June 30, 2023, the regulators’ guidance remains that LIBOR should not be used for new contracts after December 31, 2021.
In June 2017, the Alternative Reference Rates Committee (ARRC), with the support of a significant majority of its Advisory Group, announced it had selected Secured Overnight Financing Rate (SOFR) as its preferred alternative to USD LIBOR. Subsequently various methodologies for applying daily SOFR to interest payment periods were endorsed by ARRC including the Non-Cumulative Compounded Rate with a 10-business day lookback period and no observation shift. In July 2021, the Commodity Futures Trading Commission’s (CFTC) Market Risk Advisory Committee (MRAC) adopted a market best practice known as “SOFR First”, a four phased plan to switch derivative trading conventions from LIBOR to SOFR for USD derivative instruments. Also in July 2021, ARRC formally recommended the Chicago Mercantile Exchange (CME) Group’s forward-looking SOFR term rates (SOFR Term Rates) based on transactions in the SOFR derivatives markets.
In consideration of the regulatory guidance and in preparation for the global markets’ transition away from LIBOR, IFC has taken important steps to facilitate a smooth and orderly transition of its financial instruments effected by the regulators’ requirement for use of alternative reference rates. IFC previously completed a comprehensive analysis of the impact of the LIBOR transition on IFC, established a program governance model with defined roles and responsibilities, and developed a transition roadmap and robust project management plan that is being implemented. Since early FY21, IFC has been active in LIBOR transition and achieved the following milestones:
•In January 2021, IFC adopted the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) and started hedging the majority of its borrowings to SOFR.
•In June 2021, IFC issued its first SOFR floating-rate note in the amount of $1.0 billion. As of September 30, 2021, IFC’s SOFR-based borrowings on an after-swap basis totaled $7.5 billion.
•In August 2021, IFC issued a landmark $2.0 billion, fixed-rate five-year USD-denominated bond, which is the first fixed-rate issuance marketed and priced using SOFR among IFC's peer group.
•IFC has completed development of its first SOFR loan product and started offering it to clients on October 1, 2021. This milestone enables IFC to completely cease issuance of LIBOR products after December 31, 2021 in compliance with regulators’ guidance.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE
Sustainability is a critical component of IFC’s operations and fundamental to good development impact. IFC helps its clients conduct business in a sustainable way, promoting sound environmental, social, and governance (ESG) practices, encouraging transparency and accountability, and enhancing benefits to local communities and the environment. IFC’s ESG approach is

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Management's Discussion and Analysis
anchored in its Sustainability Framework and Corporate Governance Methodology, the cornerstone of its commitment to sustainable development and an integral part of its approach to ESG risk management. IFC’s ESG approach catalyzes our sustainability investments; climate and gender work; green and social bond issuances; and impact investing.
IFC has completed and operationalized new institutional arrangements to strengthen its ESG processes and approach. The Environmental and Social (E&S) Policy and Risk department, established in FY20, reports directly to the Managing Director and is the custodian of the Sustainability Framework, serving as the second line of defense for and an independent oversight of IFC’s E&S risk management. In FY21, the Gender and Economic Inclusion Group joined the ESG Advice and Solutions department to form the Sustainability and Gender Solutions department, which is part of IFC Operations and works closely with investment, advisory, and upstream teams and clients to manage ESG risks. IFC has a dedicated Climate Business Department integrated with IFC's Operations that provides in-house expertise on climate, help set corporate climate strategy and supports investment teams to identify climate investment opportunities and mitigate climate risk. In addition, IFC has been focusing on building internal and external capacity to respond to ESG risks; strengthening its ESG approach through improving its internal ESG systems and procedures; enhancing project-level grievance mechanisms; evaluating IFC’s bond underwriters’ commitment to ESG and sustainability ambitions through an annual survey; clarifying the application of IFC’s E&S requirements for clients, including financial intermediaries; and mainstreaming contextual risk assessment in due diligence and supervision.
The WBG's new Climate Change Action Plan, launched in June 2021, will increase support to deliver climate results, targeted towards reducing the trajectory of emissions and strengthening adaptation and resilience in developing countries. IFC plans to increase its direct climate financing to 35 percent of total commitments on average over the five-year period. IFC is also committed to aligning its financial flows with the objectives of the Paris Agreement. Starting July 1, 2023, 85 percent of Board-approved real sector operations are expected to be aligned with the Paris Agreement’s goals, and 100 percent of these are expected to be aligned starting July 1, 2025.

SECTION III.     CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program (MCPP).
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PROGRAM
Commitments
Long-Term Finance Commitments comprise Own Account and Core Mobilization and totaled $2.7 billion in FY22 Q1, a decrease of $100 million or 4% from FY21 Q1. IFC's FY22 Q1 Long-Term Finance Own Account Commitments were $1.1 billion ($1.1 billion in FY21 Q1) and Core Mobilization was $1.6 billion ($1.7 billion in FY21 Q1). Short-Term Finance Commitments were $2.2 billion in FY22 Q1, as compared to $1.6 billion in FY21 Q1. Total program delivery (LTF and STF) was $4.9 billion in FY22 Q1 as compared to $4.4 billion in FY21 Q1.
In direct response to the COVID pandemic, IFC committed $971 million in FY22 Q1 including $325 million under its Fast Track COVID-19 Facility in support of IFC’s existing clients. Outside of the facility, IFC committed an additional $646 million in financing to support clients in response to the crisis (In FY21 IFC committed $2.3 billion under the Fast Track COVID-19 Facility and additional $8.5 billion outside of the facility).

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Management's Discussion and Analysis
Core Mobilization
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the table below.
Table 3: Long-Term Finance Commitments (Own Account and Core Mobilization) and Short-Term Finance

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Total Long-Term Finance Commitments (Own Account and Core Mobilization) [a] and Short-Term Finance	$4,938	$4,409
Long-Term Finance Own Account Commitments
Loans	$675	$1,085
Guarantees	253	—
Equity Investments	203	63
Client Risk Management	10	5
Total Long-Term Finance Own Account Commitments	$1,141	$1,153
Core Mobilization
Syndication
Parallel Loans	$303	$30
Loan Participations	245	170
Managed Co-lending Portfolio Program	50	50
Total Syndication	$598	$250
AMC (see definitions in Table 4)
Asia Fund	$—	$23
Total AMC Mobilization	$—	$23
Advisory Mobilization
Public Private Partnership	$349	$981
Corporate Finance Service Equity Mobilization	15	—
Total Advisory Mobilization	$364	$981
IFC Initiatives
Debt Security Mobilization	$348	$—
Global Trade Liquidity Program, Critical Commodities Finance Program, Global Warehouse Finance Program and Global Structured Trade Finance Program	283	195
Debt and Asset Recovery Program	—	232
Total IFC Initiatives	$631	$427
Total Core Mobilization	$1,593	$1,681
Total Short-Term Finance Commitments	$2,204	$1,575
___________
a    Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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Management's Discussion and Analysis
INVESTMENT DISBURSEMENTS
IFC disbursed $4.0 billion for its own account in FY22 Q1 ($3.3 billion in FY21 Q1): $3.2 billion of loans ($2.8 billion in FY21 Q1), $503 million of equity investments ($212 million in FY21 Q1), and $344 million of debt securities ($272 million in FY21 Q1).
INVESTMENT PORTFOLIO
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
The carrying value of IFC’s investment portfolio was $45.1 billion at September 30, 2021 ($45.0 billion at June 30, 2021), comprising the loan portfolio of $26.0 billion ($25.6 billion at June 30, 2021), the equity portfolio of $11.8 billion ($12.1 billion at June 30, 2021), and the debt securities portfolio of $7.3 billion ($7.3 billion at June 30, 2021).
Loans
The carrying amount of IFC's loan portfolio on IFC's condensed consolidated balance sheet was $26.0 billion at September 30, 2021 ($25.6 billion at June 30, 2021) with the change analyzed as follows:
Figure 4: Carrying Amount of Loan Portfolio (US$ in millions)
The carrying value of the loan portfolio grew by $345 million. Disbursements exceeded repayments and prepayments by $547 million. Currency exchange rate losses were $159 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Euro and Brazilian real. Foreign exchange losses are largely offset by foreign exchange gains from associated derivatives (principally currency swaps). The residual largely represents the foreign exchange gain or loss on unhedged quasi-equity loans and loans funded by local currency bonds. Changes in reserves and Fair value totaled $31 million ($33 million in reserves partially offset by $2 million in fair value). The remainder of the change is due to net write-offs, loan conversions and capitalized interest and charges.
The weighted average contractual interest rate on loans at September 30, 2021 was 4.1% (4.2% as of June 30, 2021), down from 4.3% at September 30, 2020, reflecting the decline in LIBOR rates as many of IFC’s loans periodically reprice.

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Management's Discussion and Analysis
Equity Investments
The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY22 Q1 condensed consolidated financial statements), declined 1.2% to $11.9 billion at September 30, 2021 ($12.0 billion at June 30, 2021), analyzed as follows:
Figure 5: Carrying Amount of Equity Investments Portfolio (US$ in millions)
The decrease was primarily driven by net sales of $70 million, and a decrease in valuations of $139 million primarily due to reclassifying gains from unrealized to realized upon sales.
Debt Securities
The carrying amount of IFC’s debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC’s FY22 Q1 condensed consolidated financial statements), decreased 1% to $7.3 billion at September 30, 2021 ($7.3 billion at June 30, 2021), analyzed as follows:
Figure 6: Carrying Amount of Debt Securities Portfolio (US$ in millions)
Valuations decreased mainly due to the reclassification of a debt security to an equity investment in FY22 Q1, resulting in a reversal of unrealized gains of $197 million. Purchases in FY22 Q1 exceeded redemptions and prepayments by $246 million.
______
*    The reclassification of a debt security to equity investment in FY22 Q1 resulted in the reversal of unrealized gains on debt securities of $197 million and an unrealized gain on equity investments of $161 million.

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Management's Discussion and Analysis
Guarantees and Partial Credit Guarantees
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $3.5 billion were outstanding (i.e., not called) at September 30, 2021 ($3.6 billion at June 30, 2021).
MCPP
As of September 30, 2021, eleven global investors have pledged $10 billion to MCPP, with certain programs investing across all sectors and others focused on infrastructure or financial institutions exclusively. Investors have also approved funding for 209 projects totaling $7.7 billion across 56 countries as of September 30, 2021, of which $6.4 billion has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of September 30, 2021, $2.0 billion of instruments under the IDA-PSW had been approved, of which $1.4 billion related to IFC. Refer to Note B to the FY22 Q1 condensed consolidated financial statements for transaction details.
AMC
IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
Cumulatively through September 30, 2021, AMC has raised total funds of $10.1 billion ($10.1 billion at June 30, 2021).

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Management's Discussion and Analysis
The Funds managed by AMC and their activities as of and for the three months ended September 30, 2021 and 2020 are summarized as follows:
Table 4: Funds Managed by AMC

	Through September 30, 2021				For the three months ended September 30, 2021
	Total funds raised since inception			Cumulative investment commitments [a]	Investment commitments made by Fund [b]	Investment disbursements made by Fund
(US$ in millions)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$257	$—	$51
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	82	4	4
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	394	22	98
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,214	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	—
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	363	—	1
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	38
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	332	12	12
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund) [d]	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$7,140	$38	$204
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.
d    Fund closed and liquidated.

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Management's Discussion and Analysis

	Through September 30, 2020				For the three months ended September 30, 2020
	Total funds raised since inception			Cumulative investment commitments [a]	Investment commitments made by Fund [b]	Investment disbursements made by Fund
(US$ in millions)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$178	$—	$—
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	—
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	201	30	—
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	1
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	2
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	29
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	17
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund) [d]	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,854	$30	$49
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.
d    Fund closed and liquidated.

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Management's Discussion and Analysis
As of September 30, 2021, AMC managed eleven funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
ADVISORY SERVICES
IFC’s experience shows the role advice can play in unlocking private sector investment, helping businesses to expand and create jobs. IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
IFC continues to address increasingly complex development challenges and is enhancing its Creating Markets strategy by undertaking both advisory and investment activities with an intent to develop a pipeline of bankable projects (such activities together called Upstream activities)2. IFC works in collaboration with the World Bank to provide Upstream policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA eligible countries and FCS. The Upstream approach brings together the diverse set of actions needed, including those that are regulatory in nature, to create markets and by focusing on building a pipeline of bankable projects. Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries. Particularly in the poorest and conflict-affected areas of the world, IFC works with clients to improve their environmental, social, and governance practices, including those related to gender. IFC helps developing economies realize the economic potential of clean energy and green building. IFC helps lagging private sectors transform into the digital age. IFC helps potential investment clients improve their operational performance and management practices to attract the financing they need.
Risk assessment of the impact of COVID-19 on IFC Advisory Services portfolio, showed that the impact has been relatively modest. Approximately 15% of Advisory projects required modification to the planned project structure, like a simple extension of the timeline and another 5% required significant restructuring. As the global situation continues to evolve, IFC will continue to monitor the impact of COVID-19 on the Advisory portfolio and will undertake appropriate actions to address client needs and IFC’s ability to deliver.
2    Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. In FY22 Q1, IFC incurred $29 million of administrative expenses associated with upstream activities, with $18 million reported in the Investment Services segment and $11 million in the Advisory Services segment.

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Management's Discussion and Analysis
SECTION IV. LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and Liquid Asset Investment Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital (Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks in the Funded Liquidity Portfolio. Refer to Section V. Funding Resources for additional details on borrowings.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is the portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed internally by IFC against a U.S. Treasury benchmark.
IFC’s liquid assets are accounted for as trading portfolios. The NAV of the liquid asset portfolio was $42.8 billion at September 30, 2021 ($41.7 billion at June 30, 2021), comprised of the Funded Liquidity Portfolio of $27.4 billion and Net Worth Funded Portfolio of $15.4 billion ($26.9 billion and $14.8 billion respectively at June 30, 2021). The increase of $455 million in Funded Liquidity Portfolio was a result of an excess of new funding raised over disbursements to loans and loan-like debt securities, and the increase of $674 million in the net worth funded portfolio was due to net divestments of equities and quasi-equities and additions to retained earnings.
SECTION V. FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
Substantially all borrowings are carried at fair value under the Fair Value Option. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations. Changes in the net fair value of IFC’s borrowings from market, IDA, and associated derivatives, includes the impact of changes in IFC’s own credit spread when measured against U.S. dollar LIBOR. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.

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Management's Discussion and Analysis
The outstanding borrowings (including fair value adjustments) on IFC's condensed consolidated balance sheet was $55.5 billion at September 30, 2021, down from $55.7 billion at June 30, 2021. This was mainly due to foreign exchange gains of $974 million (almost offset by foreign exchange losses of $970 million on associated derivatives) and fair value gains of $205 million offset by net new issuances of $980 million shown below:
Figure 7: Borrowings Portfolio (US$ in millions)
IFC’s new medium- and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $1.5 billion in FY22 Q1 ($1.7 billion in FY21 Q1)) totaled $6.2 billion during FY22 Q1 ($6.1 billion in FY21 Q1) reflecting the favorable market conditions presented during the first quarter of fiscal year. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. IFC uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. Borrowings from market sources at September 30, 2021 with no associated interest rate or currency swap amounted to 3% of the total borrowings from market sources (3% at June 30, 2021). As of September 30, 2021, $1.6 billion of such non-U.S. dollar denominated market borrowings were outstanding (unchanged from June 30, 2021). As of September 30, 2021, they were denominated in Bangladeshi taka, Botswanan pula, Costa Rican colòn, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Philippine peso, new Romanian lei, Turkish lira and Ukrainian hrivnya.
IFC has short-term discount note programs in U.S. dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY22 Q1, IFC issued $2.1 billion of discount notes and $2.6 billion were outstanding as of September 30, 2021 under the short- term discount note programs.

INTERNATIONAL FINANCE CORPORATION	Page 18

Management's Discussion and Analysis
CAPITAL AND RETAINED EARNINGS
Table 5: IFC's Capital

(US$ in millions)	September 30, 2021	June 30, 2021
Capital
Authorized capital	$25,080	$25,080
Subscribed capital	23,085	22,806
Less: unpaid portion of subscriptions	(2,266)	(2,046)
Paid-in capital	20,819	20,760
Accumulated other comprehensive loss	(1,161)	(1,118)
Retained earnings	11,814	11,602
Total Capital	$31,472	$31,244
At September 30, 2021 and June 30, 2021, retained earnings comprised the following:
Table 6: IFC's Retained Earnings

(US$ in millions)	September 30, 2021	June 30, 2021
Undesignated Retained Earnings	$11,455	$11,395
Designated Retained Earnings:
Creating Markets Advisory Window	234	151
Advisory Services	111	42
Small and Medium Enterprise (SME) Ventures	14	14
Total Designated Retained Earnings	$359	$207
Total Retained Earnings	$11,814	$11,602
Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a GCI and a SCI that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock at September 30, 2021 is 25,079,991 shares of $1,000 par value each (unchanged from at June 30, 2021).
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and $17.0 billion of retained earnings were converted into paid-in-capital in April 2020, and the capital subscription process was formally launched on April 22, 2020. As of September 30, 2021, 67 countries have subscribed a total of $3.5 billion (GCI – $3.0 billion and SCI – $457 million) and payment of $1.3 billion (GCI – $984 million and SCI – $268 million) was received from 45 countries.
Designations of Retained Earnings
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of fiscal year 2017. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s CUR is above 88% and establishes a framework for prioritizing future designations to Advisory Services and for transfers to IDA based on IFC’s CUR and a cushion for Advisory Services. IFC has also created a new mechanism that was funded for the first time in fiscal year 2018, the Creating Markets Advisory Window (CMAW), to focus on market creation in eligible IDA countries and FCS.
On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for CMAW and a designation of $72 million of IFC's retained earnings for Advisory Services. These designations were noted with approval by the Board of Governors on October 14, 2021.

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Management's Discussion and Analysis
SECTION VI. RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and comprehensive income and influences on the level and variability of net income and comprehensive income from period to period are:
Table 7: Main Elements of Net Income and Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities	Risk assessment of borrowers, probability of default, loss given default and loss emergence period.
Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against U.S. dollar LIBOR, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management's Discussion and Analysis
IFC's net income for the three months ended September 30, 2021 and September 30, 2020 are presented below:
Table 8: Summary of Financial Results

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Condensed consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$269	$268
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	9	114
Income from equity investments and associated derivatives	280	442
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	73	68
Provision for losses on available-for-sale debt securities	—	(1)
Income from liquid asset trading activities	49	122
Charges on borrowings	(51)	(125)
Other income	99	115
Other expenses	(386)	(402)
Foreign currency transaction losses on non-trading activities	(3)	(88)
Income before net unrealized gains on non-trading financial instruments accounted for at fair value	339	513
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(127)	171
Net income	$212	$684
The following paragraphs detail significant variances between FY22 Q1 and FY21 Q1 covering the periods included in IFC FY22 Q1 condensed consolidated financial statements. The $472 million decrease in net income was principally a result of the following:
Figure 8: Change in Net Income FY22 Q1 vs FY21 Q1 (US$ in millions)

500
0
-500
362
(524)
47
(105)
(203)
(40)
16
(25)
(472)
Equity Income
Unrealized Gains on Equity Investments
Total Income from Loans and Debt Securities
Loan Loss Provision
Unrealized Gains on Loans and Debt Securities
Net Treasury Income
Administrative Expenses & Pensions
Others
Change in Net Income

INTERNATIONAL FINANCE CORPORATION	Page 21

Management's Discussion and Analysis
A more detailed analysis of the components of IFC’s net income follows.
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY22 Q1 totaled $269 million, compared with $268 million in FY21 Q1, an increase of $1 million.
Non-performing Loans (NPLs)
NPLs decreased by $11 million, from $1.49 billion of the disbursed loan portfolio at June 30, 2021 to $1.48 billion3 at September 30, 2021. The decrease was mainly due to positive developments of $36 million on account of cash collection, reduced by $29 million of new NPL additions. In FY22 Q1, two loans greater than $10 million, totaling $27 million, were placed in NPL status.
Figure 9: Non-performing Loans (US$ in millions)

Provision for Losses on Loans, Off-Balance Sheet Credit Exposures and Other Receivables
IFC recorded a net release of provision for losses on loans, off-balance sheet credit exposures and other receivables of $9 million in FY22 Q1 (release of provision of $114 million in FY21 Q1) analyzed as below:
Table 9: Individual and Portfolio Provision (Release of Provision)

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Portfolio provision (release of provision) on disbursed loans	$31	$(59)
Individual provision (release of provision) on disbursed loans	4	(21)
Portfolio provision (release of provision) on undisbursed loans	(42)	(42)
Provision (release of provision) on off-balance sheet credit exposures and other receivables	(2)	8
Total	$(9)	$(114)
Project-specific developments on ten loans each comprised 95% and 88% of the individual provision and provision release respectively for losses on loans in FY22 Q1.
3    Includes $52 million reported as debt securities on the Balance Sheet as of September 30, 2021 ($56 million – June 30, 2021).

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Management's Discussion and Analysis
Total reserve against losses on loans disbursed and loans committed but not disbursed decreased by $10 million from $1.47 billion as of June 30, 2021 to $1.46 billion as of September 30, 2021 analyzed as follows.
Figure 10: Reserve against losses for Disbursed and Undisbursed Loans (US$ in millions)
At September 30, 2021, reserve against losses on disbursed loans remained flat at $1.4 billion and 5.2% of the carrying value of disbursed loans at amortized cost ($1.3 billion and 5.2% at June 30, 2021). Reserve against losses on undisbursed loans totaled $100 million ($143 million at June 30, 2021), the $43m decrease was driven by lower undisbursed loan balance.
Reserve against losses as of September 30, 2021 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carries a degree of uncertainty and judgment in incorporating the impact of COVID-19 which is largely through IFC's rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay has been applied to reflect the uncertainties in the current economic environment, including COVID-19 related uncertainty. The qualitative overlay remains unchanged at $40 million at September 30, 2021 from FY21 year end.
Individual reserve against losses on disbursed loans at September 30, 2021 of $603 million ($598 million at June 30, 2021) is held against impaired disbursed loans of $1.9 billion ($2.2 billion at June 30, 2021), a coverage ratio of 31% (27% at June 30, 2021). The increase in coverage ratio was mainly due to a $324 million decrease in the impaired disbursed loan portfolio.
Individual reserve against losses on undisbursed loans at September 30, 2021 of $2 million ($2 million at June 30, 2021) is held against undisbursed impaired loans of $43 million ($46 million at June 30, 2021), a coverage ratio of 5% (4% at June 30, 2021).
Income from Equity Investments and Associated Derivatives
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise both realized and unrealized gains.
Income from equity investment and associated derivatives (consisting of dividends, and net realized and unrealized gains and losses), decreased by $162 million from $442 million in FY21 Q1 to $280 million in FY22 Q1.
IFC recognized realized net gains on equity investments and associated derivatives of $374 million in FY22 Q1, as compared to net losses of $58 million in FY21 Q1, an increase of $432 million. Realized gains and losses on equity investments and associated derivatives are concentrated in a small number of investments. In FY22 Q1, there were six investments that generated individual realized capital gains in excess of $20 million totaling $312 million, and one investment that generated individual realized capital losses in excess of $20 million totaling $20 million or 78% of FY22 Q1 net realized gains, compared to four investments that generated individual realized capital gains in excess of $20 million totaling $111 million, and four investments that generated individual realized capital losses in excess of $20 million totaling $196 million. Dividend income in FY22 Q1 totaled $43 million, as compared with $114 million in FY21 Q1. A dividend from one investment in financial markets in Asia totaled $94 million in FY21 Q1.
Net unrealized losses on equity investments and associated derivatives were $138 million in FY22 Q1 compared to net unrealized gains of $386 million in FY21 Q1. This was mainly due to reclassifying gains from unrealized to realized upon sales in FY22 Q1, while the market rebounded post the immediate effect of COVID-19 in FY21 Q1.
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased by $5 million from $68 million in FY21 Q1 to $73 million in FY22 Q1. The increase was primarily due to higher realized gains.

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Management's Discussion and Analysis
Income from Liquid Asset Trading Activities
Income from liquid assets trading activities4 was $49 million in FY22 Q1, of which $37 million was from the Funded Liquidity Portfolio and $12 million was from the Net Worth Funded Portfolio. Income from liquid assets trading activities, net of allocated funding costs was $37 million in FY22 Q1, of which $25 million was from the Funded Liquidity Portfolio and $12 million was from the Net Worth Funded Portfolio ($77 million in FY21 Q1 of which, an income of $60 million was from the Funded Liquidity Portfolio and income of $17 million was from the Net Worth Funded Portfolio).
Interest income in FY22 Q1 totaled $65 million, compared to $75 million in FY21 Q1. The portfolio of ABS and MBS experienced fair value losses totaling $8 million in FY22 Q1. Holdings in other products, including U.S. Treasuries, global government bonds, high quality corporate bonds and derivatives experienced $8 million of losses in FY22 Q1, resulting in a net loss (realized and unrealized) of $16 million. This compares to net gains (realized and unrealized) of $47 million in FY21 Q1.
Charges on Borrowings
IFC’s charges on borrowings decreased by $74 million, from $125 million in FY21 Q1 to $51 million in FY22 Q1, primarily due to lower six-month LIBOR rates over the period compared to FY21 Q1.
Other Income
Other income of $99 million for FY22 Q1 was $16 million lower than $115 million in FY21 Q1. The return on Post-Employment Benefit Plan assets decreased by $14 million from $26 million in FY21 Q1 to 12 million in FY22 Q1, mainly driven by lower investment returns.
Other Expenses
Administrative and pension expenses decreased by $16 million from $351 million in FY21 Q1 to $335 million in FY22 Q1 mainly due to lower pension expenses by $24 million as net actuarial loss decreased to a level at June 30, 2021 that did not trigger the amortization requirement in FY22. The lower pension expenses are partially offset by an increase in administrative expenses by $8 million mainly due to higher staff costs, reflecting a higher staff count.
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction losses reported in net income in FY22 Q1 totaled $3 million (losses of $88 million – FY21 Q1). Foreign currency transaction losses of $11 million in FY22 Q1 (gains of $55 million – FY21 Q1) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded foreign exchange related losses of $14 million (losses of $33 million – FY21 Q1) in a combination of net income and other comprehensive income.
Net Unrealized Gains and Losses on Non-Trading Financial Instruments
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 10: Net Unrealized Gains and Losses on Non-Trading Financial Instruments

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Unrealized (losses) gains on the loan and debt securities portfolio carried at fair value	$(164)	$61
Unrealized gains on associated derivatives	55	33
Unrealized (losses) gains on loans, debt securities and associated derivatives	(109)	94
Unrealized gains on borrowings from market and IDA	233	317
Unrealized losses on associated derivatives	$(251)	(240)
Unrealized (losses) gains on borrowings from market, IDA and associated derivatives	(18)	77
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	$(127)	$(127)
4    Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately in foreign currency gains and losses on non-trading activities.

INTERNATIONAL FINANCE CORPORATION	Page 24

Management's Discussion and Analysis
IFC reported $109 million unrealized losses on loans, debt securities, net of associated derivatives in FY22 Q1. Unrealized losses from loans and debt securities of $164 million in FY22 Q1 was mainly due to one investment reclassified from a debt security to an equity investment in FY22 Q1, which resulted in a reversal of unrealized gains on debt security of $197 million and an addition of unrealized gains on equity investment of $161 million. Unrealized gains on loan and debt securities and associated derivatives, excluding the impact of the reclassification, were $88 million. The unrealized gains on associated derivatives of $55 million in FY22 Q1 mainly consist of $47 million on lending related currency and interest rate swaps due to higher swaps rates in U.S. dollars, Chinese renminbi, Brazilian real and Colombian peso in FY22 Q1, and $6 million on client risk management swaps due to narrower credit risk spreads on larger IFC client swaps denominated in U.S. dollars and Euros.
IFC reported $18 million of unrealized losses on borrowings from market sources and IDA, net of associated derivatives in FY22 Q1. Unrealized gains of $233 million on borrowings comprised $231 million unrealized gains on market borrowings and a $2 million unrealized gain on borrowings from IDA. Unrealized losses of $251 million were recorded on borrowing-related derivatives. The after swap unrealized losses in FY22 Q1 were mainly due to lower premium on USD borrowings in currency swap markets particularly in Turkish lira.
OTHER COMPREHENSIVE INCOME
Unrealized Gains and Losses on Debt Securities and Borrowings
Table 11: Other Comprehensive Income (Loss) – Unrealized Gains and Losses on Debt Securities and Borrowings

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Net unrealized gains and losses on debt securities:
Unrealized gains	$48	$154
Unrealized losses	(67)	(63)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	(3)	(7)
Net unrealized (losses) gains on debt securities	$(22)	$84
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option:
Unrealized gains	$66	$108
Unrealized losses	(94)	(173)
Net unrealized losses on borrowings	$(28)	$(65)
Total unrealized (losses) gains on debt securities and borrowings	$(50)	$19
Net unrealized losses on debt securities totaled $22 million in FY22 Q1 (net unrealized gains of $84 million in FY21 Q1) and included the reversal of an unrealized gain of $19 million on an available-for-sale debt security upon its reclassification to equity investments.
Net unrealized losses on borrowings of $28 million was recognized through other comprehensive income in FY22 Q1 (net unrealized losses of $65 million in FY21 Q1). This was due to a modest narrowing in IFC's credit spread in most currencies of issuance in the quarter that increased the valuation of bonds relative to economically hedging swaps. IFC's credit spread declined 2 basis points at the 5-year USD tenor and by around 5 basis points at longer USD tenors, and by 4-5 basis points in both British pounds and Mexican peso issuance.

INTERNATIONAL FINANCE CORPORATION	Page 25

Management's Discussion and Analysis
SECTION VII. GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of September 30, 2021:

President	David Malpass
Managing Director	Makhtar Diop
Senior Vice President, Operations	Stephanie von Friedeburg
Regional Vice President, Africa [a]	Sérgio Pimenta
Regional Vice President, Latin America and the Caribbean, and Europe [b]	Georgina Baker [g]
Regional Vice President, Middle East, Central Asia and Turkey [b]	Hela Cheikhrouhou [f]
Regional Vice President, Asia and Pacific	Alfonso García Mora
Vice President, Cross-Cutting Solutions [c]	Emmanuel Nyirinkindi [d]
Vice President, Corporate Support [c]	Elena Bourganskaia [e]
Vice President, Economics and Private Sector Development	John Gandolfo (Acting) [h]
Vice President and General Counsel, Legal and Compliance Risk	Christopher Stephens
Vice President, Risk and Finance	Mohamed Gouled
Vice President and Treasurer	John Gandolfo
Vice President, Equity Mobilization (AMC)	Ruth Horowitz
_________
a    The Regional Vice President, Middle East and Africa was renamed the Regional Vice President, Africa, effective July 1, 2021.
b    IFC added a fourth Regional Vice Presidency. The position of Regional Vice President, Middle East, Central Asia and Turkey was created and the Regional Vice President, Latin America & Caribbean and Europe & Central Asia was renamed to the Regional Vice President, Latin America and the Caribbean, and Europe, effective July 1, 2021.
c    IFC created the Cross-Cutting Solutions Vice Presidency and the Corporate Support Vice Presidency in place of the Corporate Strategy and Resources Vice Presidency and the Partnerships, Communication and Outreach Vice Presidency, effective July 1, 2021.
d    Emmanuel Nyirinkindi was appointed as the Vice President, Cross-Cutting Solutions, effective July 1, 2021.
e    Elena Bourganskaia was appointed as the Vice President, Corporate Support, effective July 1, 2021.
f    On September 3, 2021, IFC announced the appointment of Hela Cheikhrouhou as the new Regional Vice President, Middle East, Central Asia and Turkey, effective September 8, 2021.
g    Georgina Baker left IFC on September 30, 2021. Wiebke Schloemer was appointed as the acting Regional Vice President, Latin America and the Caribbean, and Europe, effective October 1, 2021.
h    Susan M. Lund was appointed as the Vice President, Economics and Private Sector Development, effective October 1, 2021.
OTHER
During the three-month period ended March 31, 2019, the Supreme Court of the United States (Supreme Court) decided on a narrow question of U.S. statutory law. The U.S. International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate U.S. statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under U.S. law, nor did it cover other sources of IFC’s immunities under international law such as IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently several court cases in the United States that may be impacted by the Supreme Court decision. The case in which the Supreme Court made its 2019 decision subsequently restarted in the United States lower courts, and IFC continued to present a number of jurisdictional arguments (including immunities based arguments) for the dismissal of that case. The case has since been dismissed both at the District Court and Court of Appeals levels. None of the current cases in the United States has reached a merits stage. See also Note R to the FY22 Q1 condensed consolidated financial statements.

INTERNATIONAL FINANCE CORPORATION	Page 26

Management's Discussion and Analysis
SECTION VIII. APPENDIX
GLOSSARY OF TERMS
AMC Funds: IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). These funds collectively are referred to as the AMC Funds.
Articles: IFC’s Articles of Agreement.
Income Available for Designations: Income Available for Designations (a non-U.S. GAAP measure) is used as a basis for designations of retained earnings. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings” as the metric for Income Available for Designations.
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Base of the Pyramid (BOP): Market segment comprised of all people with income below $8 per day in purchasing power parity or who lack access to basic goods and services.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of capital available (Balance Sheet Capital less Designated Retained Earnings) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining IFC's AAA rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services (AS) or Investment Services (IS).
COVID-19 Facility (COVID Facility): World Bank Group package to support country and private sector clients with the health and economic impacts of COVID-19. IFC Management has allocated 40 percent of its contribution to projects in IDA/FCS countries.
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk (EAR) multiplied by Economic Capital Ratio for relevant product/sub-product.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA eligible countries: Countries eligible to borrow from IDA on concessional terms.
IFC 3.0: Creating Markets and Mobilizing Private Capital is long-term strategy that is re-orienting IFC to a more deliberate and systematic approach to market development, particularly in IDA eligible countries and Fragile and Conflict-affected Situations, and to more proactively marshal new sources of institutional capital to support private sector solutions in pursuit of the Twin Goals.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or (ii) have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank comprises IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

INTERNATIONAL FINANCE CORPORATION	Page 27

Management's Discussion and Analysis
ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities
AMC	:	IFC Asset Management Company
ARRC	:	Alternative Reference Rates Committee
CMAW	:	Creating Markets Advisory Window
COVID Facility	:	Fast Track COVID-19 Facility
COVID-19	:	Coronavirus Disease 2019
CUR	:	Capital Utilization Ratio
DSC	:	Deployable Strategic Capital
E&S	:	Environmental and Social
ESG	:	Environmental, Social, and Governance
FCA	:	U.K. Financial Conduct Authority
FCS	:	Fragile and Conflict-Affected Situations
LTF	:	Long-Term Finance
GCI	:	General Capital Increase
GP	:	General Partner
IBRD	:	International Bank for Reconstruction and Development
ICSID	:	International Centre for Settlement of Investment Disputes
IDA	:	International Development Association
IDA-PSW	:	IDA Private Sector Window
IDA18	:	IDA's Eighteenth Replenishment of Resources
IFC or the Corporation	:	International Finance Corporation
IOIA	:	U.S. International Organizations Immunities Act
ISDA	:	International Swaps and Derivatives Association
MBS	:	Mortgage-Backed Securities
MCPP	:	Managed Co-lending Portfolio Program
MD&A	:	Management’s Discussion and Analysis
MIGA	:	Multilateral Investment Guarantee Agency
NAV	:	Net Asset Value
NPL	:	Non-performing Loans
pp	:	Percentage Point
SCI	:	Selective Capital Increase
SOFR	:	Secured Overnight Financing Rate
SME	:	Small and Medium Enterprise
STF	:	Short-Term Finance
U.S. GAAP	:	Accounting Principles Generally Accepted in the United States of America
VPU	:	Vice Presidency Unit
WBG	:	World Bank Group

INTERNATIONAL FINANCE CORPORATION
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2021

INTERNATIONAL FINANCE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2021 (unaudited) and June 30, 2021 (unaudited)

(US$ in millions)	September 30, 2021	June 30, 2021
Assets
Cash and due from banks – Note C	$642	$748
Time deposits – Note C	16,173	16,279
Trading securities – Notes C and K	34,291	33,456
(includes $7,555 and $7,577 securities pledged to creditors under repurchase agreements at September 30, 2021 and June 30, 2021 respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, K and P	1,218	965
Investments – Notes D, E, F, G, K and M
Loans
($1,353 at September 30, 2021, $1,330 at June 30, 2021 at fair value;
net of reserve against losses of $1,357 at September 30, 2021, $1,324 at June 30, 2021)
– Notes D, E, K and M	25,989	25,644
Equity investments
– Notes D, G, K and M	11,887	12,027
Debt securities – Notes D, F, K and M	7,268	7,320
(includes available-for-sale securities of $2,887 and $2,987, with associated amortized cost of $2,931 and $3,009, net of reserve against credit losses of $3 at September 30, 2021 and June 30, 2021)
Total investments	45,144	44,991
Derivative assets – Notes C, J, K and P	3,817	4,241
Receivables and other assets – Notes C, M and N	4,696	4,584
Total assets	$105,981	$105,264
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and P	$8,332	$8,668
Borrowings outstanding – Notes B and K
From market and other sources at amortized cost	3,297	3,337
From market sources at fair value	51,795	51,878
From International Development Association at fair value	421	484
Total borrowings	55,513	55,699
Derivative liabilities – Notes C, J, K and P	4,040	3,784
Payables and other liabilities – Notes C, E, M, N and O	6,624	5,869
Total liabilities	74,509	74,020
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares at September 30, 2021 and June 30, 2021)
Subscribed capital	23,085	22,806
Less: unpaid portion of subscriptions	(2,266)	(2,046)
Paid-in capital	20,819	20,760
Accumulated other comprehensive loss – Note H	(1,161)	(1,118)
Retained earnings – Note H	11,814	11,602
Total capital	31,472	31,244
Total liabilities and capital	$105,981	$105,264
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended September 30, 2021 (unaudited) and September 30, 2020 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$269	$268
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables – Note E	9	114
Income from equity investments and associated derivatives – Note G	280	442
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	73	68
Provision for losses on available-for-sale debt securities – Note F	—	(1)
Total income from investments	631	891
Income from liquid asset trading activities – Note C	49	122
Charges on borrowings	(51)	(125)
Income from investments and liquid asset trading activities, after charges on borrowings	629	888
Other income
Advisory services income – Note N	41	45
Service fees	35	33
Other	23	37
Total other income	99	115
Other expenses
Administrative expenses – Notes B and O	(355)	(337)
Advisory services expenses – Note N	(50)	(51)
Other, net – Note O	19	(14)
Total other expenses	(386)	(402)
Foreign currency transaction losses on non-trading activities	(3)	(88)
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	339	513
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value – Note I	(127)	171
Net income – Note L	$212	$684
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three months ended September 30, 2021 (unaudited) and September 30, 2020 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Net income – Note L	$212	$684
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized (losses) / gains on available-for-sale debt securities arising during the period	(19)	91
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(3)	(8)
Reclassification adjustment for impairments related to credit loss included in net income (Provision for losses on available-for-sale debt securities)	—	1
Net unrealized (losses) gains on debt securities	(22)	84
Unrealized gains and losses on borrowings
Net unrealized losses arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	(28)	(65)
Net unrealized losses on borrowings	(28)	(65)
Net unrecognized net actuarial gains and unrecognized prior service credits on benefit plans – Note O	7	26
Total other comprehensive (loss) income	(43)	45
Total comprehensive income	$169	$729

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN CAPITAL
for the three months ended September 30, 2021 (unaudited) and September 30, 2020 (unaudited)

(US$ in millions)	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income (loss) – Note H	Paid-in capital	Total capital
At June 30, 2020	$7,166	$433	$7,599	$(1,984)	$19,567	$25,182
Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020	(206)		(206)			(206)
Three months ended September 30, 2020
Net income	684		684			684
Other comprehensive income				45		45
Designations of retained earnings – Note H	(44)	44	—			—
Expenditures against designated retained earnings – Note H	6	(6)	—			—
Payments received for subscribed capital					92	92
At September 30, 2020	$7,606	$471	$8,077	$(1,939)	$19,659	$25,797
At June 30, 2021	$11,395	$207	$11,602	$(1,118)	$20,760	$31,244
Three months ended September 30, 2021
Net income	212		212			212
Other comprehensive loss				(43)		(43)
Designations of retained earnings – Note H	(161)	161	—			—
Expenditures against designated retained earnings – Note H	9	(9)	—			—
Payments received for subscribed capital					59	59
At September 30, 2021	$11,455	$359	$11,814	$(1,161)	$20,819	$31,472
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended September 30, 2021 (unaudited) and September 30, 2020 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Cash flows from investing activities
Loan disbursements	$(2,870)	$(2,789)
Investments in equity securities	(507)	(198)
Investments in debt securities	(344)	(272)
Loan repayments	2,323	1,827
Debt securities repayments	70	29
Proceeds from sales of loans	—	27
Proceeds from sales of equity investments	946	515
Proceeds from sales of debt securities	31	90
Loan origination fees received	27	16
Investment in fixed assets	(10)	(11)
Net cash used in investing activities	(334)	(766)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	6,161	6,280
Retirement	(5,147)	(5,433)
Net derivatives, borrowings	(53)	(174)
Short-term borrowings, net	(64)	(533)
Capital subscriptions	519	92
Net cash provided by financing activities	1,416	232
Cash flows from operating activities
Net income	212	684
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized losses on loans and associated derivatives, net	—	21
Realized (gains) losses on debt securities and associated derivatives, net	(4)	3
Gains on equity investments and related derivatives, net	(236)	(328)
Release of provision for losses on loans, off-balance sheet credit exposures, other receivables and available-for-sale debt securities	(9)	(113)
Amortization of discounts, premiums and loan origination expenses	(17)	(8)
Depreciation expenses	14	14
Foreign currency transaction losses on non-trading activities	3	88
Net unrealized losses (gains) on non-trading financial instruments accounted for at fair value	127	(171)
Net discounts paid on retirement of borrowings	(1)	(4)
Change in accrued income on loans and debt securities (after swaps), net	(77)	(92)
Change in accrued expenses on borrowings (after swaps), net	35	(32)
Change in liquid asset trading portfolio	(3,100)	(3,416)
Change in derivatives associated with loans and client risk management, net	170	(50)
Change in payables and other liabilities	43	63
Change in receivables and other assets	(64)	(83)
Net cash used in operating activities	(2,904)	(3,424)
Change in cash and cash equivalents	(1,822)	(3,958)
Effect of exchange rate changes on cash and cash equivalents	(106)	309
Net change in cash and cash equivalents	(1,928)	(3,649)
Beginning cash and cash equivalents	13,022	12,754
Ending cash and cash equivalents	$11,094	$9,105
Composition of cash and cash equivalents
Cash and due from banks	$642	$470
Time deposits with maturities under three months	10,452	8,635
Total cash and cash equivalents	$11,094	$9,105
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended September 30, 2021 (unaudited) and September 30, 2020 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(159)	$104
Debt securities	(62)	73
Loan and debt security-related currency swaps	252	(128)
Borrowings	973	(524)
Borrowing-related currency swaps	(970)	448
Charges on borrowings paid, net	$17	$148
Non-cash items:
Loan and debt security conversion to equity, net	$21	$—
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 35

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
These unaudited condensed consolidated financial statements and notes should be read in conjunction with the June 30, 2021, consolidated financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2021 audited financial statements, has not been audited. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Certain amounts in prior years have been changed to conform to the current year’s presentation.
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and, off-balance sheet credit exposures; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Recently adopted accounting standards
In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments on the interactions between Topic 321 and Topic 323 clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. These amendments do not impact IFC because IFC has elected an FVO for direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method. The amendments on the interactions between Topic 323 and Topic 815, clarify that an entity should not consider whether, upon the settlement of a nonderivative forward contract or exercise of a nonderivative purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the Fair Value Option in accordance with the financial instruments guidance in Topic 825. IFC adopted ASU 2020-01 effective July 1, 2021 with no material impact on IFC’s condensed consolidated financial statements.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 36

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)
In October 2020 the FASB issued ASU 2020-08 Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs. The amendments in ASU 2020-08 affect the guidance in ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 had shortened the required amortization period for investments in callable debt securities purchased for a premium to the earliest call date. IFC had adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements. IFC adopted ASU 2020-08 effective July 1, 2021 with no material impact on IFC’s condensed consolidated financial statements.
NOTE B – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including providing grants to IDA (see Note H – Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC has investments where it has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence, and equity interests in private equity funds. However, IFC’s transactions with its investment affiliates are limited to IFC’s equity and debt investments and disclosed in other footnotes.
IFC's receivables from (payables to) its related parties are presented in the following table:

	September 30, 2021			June 30 2021
(US$ in millions)	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Payables	$(19)	$—	$(19)	$(36)	$—	$(36)
PSW – Local Currency Facility	—	4	4	—	4	4
PSW – Blended Finance Facility	—	(44)	(44)	—	(41)	(41)
Borrowings	—	(421)	(421)	—	(484)	(484)
Pension and Other Postretirement Benefits	657	—	657	645	—	645
Share of Investments [a]	197	—	197	177	—	177
	$835	$(461)	$374	$786	$(521)	$265
_________
a    Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
The receivables from (payables to) these related parties are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Receivable for pension and other postretirement benefits, and shares of investments	Receivables and other assets
Payable for services and support	Payables and other liabilities
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the three months ended September 30, 2021, were $34 million ($34 million – for the three months ended September 30, 2020). Other chargebacks include $3 million for the three months ended September 30, 2021 ($4 million – for the three months ended September 30, 2020).
IDA Private Sector Window (IDA-PSW)
The PSW was created under IDA18, which became effective beginning fiscal year ended June 30, 2018, to mobilize private sector investment in IDA-only countries and IDA-eligible FCS. In IDA18, PSW allocation was $1.4 billion which was fully committed. The PSW continued under IDA’s Nineteenth Replenishment of Resources (IDA19), which became effective beginning fiscal year ended June 30, 2021, with an initial allocation set at $2.5 billion which was revised to $1.7 billion. Under the fee arrangement for the IDA-PSW, IDA will receive a fee income for transactions executed under this window and will reimburses IFC and MIGA for the related costs incurred in administering transactions below.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 37

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS (continued)
IDA-PSW transactions

(US$ in millions)
Facility	USD Notional	Net Asset/(Liability) position	Description	Balance Sheet Location
Local currency	79	4	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities

(US$ in millions)
Facility	Commitments	Net Asset/(Liability) position	Description	Balance Sheet Location
Blended Finance	107	(44)	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities
Blended Finance	823 [a]		Guarantee from IDA that shares the first loss to support IFC's Guarantee Programs in IDA-PSW eligible countries	Off-balance sheet item
_________
a    Includes $218 million that has been approved but not committed as of September 30, 2021.
Borrowings
During the three months ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion. The Note requires payments totaling $1.3 billion, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other postretirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 38

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE C – LIQUID ASSET PORTFOLIO

Composition of liquid asset portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheet is as follows:

(US$ in millions)	September 30, 2021	June 30, 2021
Assets
Cash and due from banks	$32	$239
Time deposits [a]	16,173	16,279
Trading securities	34,291	33,456
Securities purchased under resale agreements and receivable for cash collateral pledged	1,218	965
Derivative assets	601	427
Receivables and other assets:
Receivables from unsettled security trades	1,185	745
Accrued interest income on time deposits and securities	94	108
Accrued income on derivative instruments	9	7
Total assets	53,603	52,226
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	8,332	8,668
Derivative liabilities	117	262
Payables and other liabilities:
Payables for purchase of securities	2,292	1,568
Accrued charges on derivative instruments	37	32
Total liabilities	10,778	10,530
Total net liquid asset portfolio	$42,825	$41,696
________
a    Includes time deposits with maturities greater than three months of $5.7 billion and $4.0 billion, as of September 30, 2021 and June 30, 2021 respectively.
The liquid asset portfolio is denominated primarily in U.S. dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 1.4% of the portfolio at September 30, 2021 (1.0% – June 30, 2021).
Income from liquid asset trading activities
Income from liquid asset trading activities for the three months ended September 30, 2021 and September 30, 2020 comprises:

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Interest income, net	$65	$75
Net gains and losses on trading activities (realized and unrealized)	(16)	47
Total income from liquid asset trading activities	$49	$122
Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $8 million for the three months ended September 30, 2021 ($25 million net losses – three months ended September 30, 2020) and net losses on other trading securities of $8 million for the three months ended September 30, 2021 ($72 million net gains – three months ended September 30, 2020).
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 39

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS
The carrying amount of investments at September 30, 2021 and June 30, 2021 comprises:

(US$ in millions)	September 30, 2021	June 30, 2021
Loans
Loans at amortized cost	$25,993	$25,638
Less: Reserve against losses on loans	(1,357)	(1,324)
Loans at amortized cost less reserve against losses	24,636	24,314
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $1,401 at September 30, 2021, $1,380 at June 30, 2021)	1,353	1,330
Total loans	25,989	25,644
Equity investments
Equity investments accounted for at fair value a b
(cost $10,822 at September 30, 2021, $10,823 at June 30, 2021)	11,887	12,027
Total equity investments	11,887	12,027
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $2,931 at September 30, 2021, $3,009 at June 30, 2021)	2,887	2,987
Less: Reserve against losses on available-for sale debt securities	(3)	(3)
Debt securities, available-for-sale less reserve against losses	2,884	2,984
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $4,171 at September 30, 2021, $3,957 at June 30, 2021)	4,384	4,336
Total debt securities	7,268	7,320
Total carrying amount of investments	$45,144	$44,991
_________
a    Equity investments at fair value as of September 30, 2021 are comprised of investments in common or preferred shares of $6.9 billion ($7.0 billion as of June 30, 2021), equity interests in private equity funds of $5.0 billion ($5.0 billion as of June 30, 2021, and equity-related options and other financial instruments of $29 million ($17 million as of June 30, 2021).
b    Includes $2 million and $3 million for September 30, 2021 and June 30, 2021 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
Reconciliation of total disbursed portfolio to carrying amount of investments is as follows:

(US$ in millions)	September 30, 2021				June 30, 2021
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Total disbursed investment portfolio	$27,516	$10,863	$6,899	$45,278	$27,132	$10,863	$6,774	$44,769
Reserve against losses on loans and debt securities	(1,357)	—	(3)	(1,360)	(1,324)	—	(3)	(1,327)
Unamortized deferred loan origination fees, net and other	(122)	—	—	(122)	(114)	—	—	(114)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(38)	—	(38)	—	(37)	—	(37)
Unrealized losses on equity investments held by consolidated VIEs	—	(3)	—	(3)	—	(3)	—	(3)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	159	159	—	—	169	169
Unrealized gains (losses) on investments accounted for under the Fair Value Option	(48)	1,065	213	1,230	(50)	1,204	380	1,534
Carrying amount of investments	$25,989	$11,887	$7,268	$45,144	$25,644	$12,027	$7,320	$44,991

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 40

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES
Loans
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the three months ended September 30, 2021 and September 30, 2020 comprise the following:

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Interest income	$234	$253
Commitment fees	14	12
Other financial fees	21	24
Realized losses on loans, guarantees and associated derivatives [a]	—	(21)
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$269	$268
–––––
a    Includes realized gains and losses on loans on which Fair Value Option is elected. $0 for the three months ended September 30, 2021 and $0 for the three months ended September 30, 2020.
Reserve against losses on loans and provision for losses on loans
Reserve against losses on loans as of September 30, 2021 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses on loans carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19. In evaluating the appropriateness of IFC’s reserve against losses on loans at September 30, 2021, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay has been applied for the estimated losses caused by the impact of COVID-19 that have not yet reflected in the credit ratings of the individual borrowers and given the uncertainty in the current economic environment. The qualitative overlay was $40 million since September 30, 2020.
IFC adopted the ASC 326 methodology for measuring credit losses as of July 1, 2020. All related disclosures for the three months ended September 30, 2021 and September 30, 2020 are presented in accordance with ASC 326, Financial Instruments – Credit Losses (ASC 326).
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three months ended September 30, 2021 and September 30, 2020, as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively, are summarized below:

	For the three months ended
	September 30, 2021
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$598	$726	$1,324	$2	$141	$143
Provision (release of provision) for losses	4	31	35	—	(42)	(42)
Recoveries of previously written-off loans	1	—	1	—	—	—
Foreign currency transaction adjustments	(5)	(3)	(8)	—	(1)	(1)
Other adjustments [a]	5	—	5	—	—	—
Ending balance	$603	$754	$1,357	$2	$98	$100
Total disbursed loans at September 30, 2021	$1,918	24,197	$26,115
Loans committed but not disbursed at September 30, 2021				$43	$5,763	$5,806
Unamortized deferred loan origination fees, net and other			(122)
Loans at amortized cost			$25,993
_________
a    Other adjustments comprise reserve against interest capitalized.

INTERNATIONAL FINANCE CORPORATION	Page 41

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the three months ended
	September 30, 2020
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$804	$844	$1,648	$—	$—	$—
Cumulative effect of adopting ASC 326	—	68	68	3	137	140
Provision (release of provision) for losses on loans, net	(21)	(59)	(80)	—	(42)	(42)
Write-offs	(68)	(5)	(73)	—	—	—
Foreign currency transaction adjustments	5	1	6	—	1	1
Other adjustments [a]	(1)	1	—	—	—	—
Ending balance	$719	$850	$1,569	$3	$96	$99
Total disbursed loans at September 30, 2020	$1,937	$23,895	$25,832
Loans committed but not disbursed at September 30, 2020				$39	$4,754	$4,793
Unamortized deferred loan origination fees, net and other			(133)
Loans at amortized cost			25,699
_________
a    Other adjustments comprise reserve against interest capitalized.
Reserve for losses and provision for losses on off-balance sheet guarantee exposures, and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the three months ended September 30, 2021 and September 30, 2020, are summarized below:

	For the three months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
(US$ in millions)	Outstanding Guarantees [a]		Issued Guarantees [a]
Beginning balance	$11	$29	$6	$—
Cumulative effect of adopting ASC 326	—	—	—	8
(Release of provision) provision for losses on off-balance sheet credit exposure	(2)	3	(1)	—
Foreign currency transaction adjustments	—	(1)	—	—
Ending balance	$9	$31	$5	$8
___________
a    Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
Changes in the reserve against losses on other receivables for the three months ended September 30, 2021 and September 30, 2020 are summarized below:

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Beginning balance	$—	$15
Cumulative effect of adopting ASC 326	—	(10)
Provision (release of provision) for losses on other receivables	1	5
Ending balance [a]	$1	$10
_________
a    The outstanding balance of other receivables is $21 million and $21 million at September 30, 2021 and June 30, 2021, respectively.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 42

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Accrued Interest
The accrued interest balances are $354 million and $262 million, as of September 30, 2021 and June 30, 2021, respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets. IFC elected not to measure a reserve against losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $2 million and $1 million for the three months ended September 30, 2021 and September 30, 2020, respectively.
Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Nonaccruing loans
Loans at nonaccrual status without a reserve against losses at September 30, 2021 and June 30, 2021 is considered insignificant. Loans on which the accrual of interest has been discontinued amounted to $1.4 billion at September 30, 2021 ($1.4 billion – June 30, 2021). The interest income on such loans for the three months ended September 30, 2021 and September 30, 2020 is summarized as follows:

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Interest income not recognized on nonaccruing loans	$28	$77
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	8	7
The amortized cost in nonaccruing loans at September 30, 2021 and June 30, 2021 is summarized by geographic region c and industry sector as follow:

	September 30, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$241	$—	$65	$18	$324
Asia and Pacific	162	14	23	—	199
Latin America and the Caribbean, and Europe	187	24	229	—	440
Middle East, Central Asia and Turkey	115	169	235	—	519
Total disbursed loans [b]	$705	$207	$552	$18	$1,482

	June 30, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Asia	$152	$18	$48	$—	$218
Europe, Middle East and North Africa	169	169	322	18	678
Sub-Saharan Africa, Latin America and Caribbean	368	41	188	—	597
Total disbursed loans [b]	$689	$228	$558	$18	$1,493
_________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
b    Includes $52 million reported as debt securities on the Balance Sheet as of September 30, 2021 ($53 million – June 30, 2021).
c    Effective July 1, 2021, IFC realigned existing regional vice presidency units (VPU) and added a fourth regional VPU focusing on Middle East, Central Asia and Turkey. Distribution by geographical region reported as of September 30, 2021 is aligned with the new regional structure. As a result, countries reported previously under “Europe, Middle East and North Africa” region are now split into “Latin America and the Caribbean, and Europe”, “Middle East, Central Asia and Turkey”, “Africa” and “Other” regions based on their specific geographical location. Countries reported under “Sub-Saharan Africa, Latin America and Caribbean” are now split into “Africa” and “Latin America and the Caribbean and Europe” regions. Countries reported under “Asia” except Afghanistan and Pakistan (which are now reported under “Middle East, Central Asia and Turkey”), are now reported under “Asia and Pacific” region. Information as of June 30, 2021 is reported as per previous regional structure. The nonaccrual loans at amortized cost for the Africa region and Middle East, Central Asia and Turkey region were $348 million and $518 million respectively as of June 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Past due loans
IFC considers a loan past due when payments are more than 30 days past the contractual due date. An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region a and industry sector follows:

	September 30, 2021
(US$ in millions)	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Africa
Manufacturing, agribusiness and services	$—	$6	$135	$141	$1,325	$1,466
Financial markets	—	—	—	—	2,338	2,338
Infrastructure and natural resources	—	—	6	6	1,719	1,725
Disruptive technologies and funds	—	—	18	18	—	18
Total Africa	—	6	159	165	5,382	5,547
Asia and Pacific
Manufacturing, agribusiness and services	—	—	118	118	2,984	3,102
Financial markets	—	—	9	9	3,656	3,665
Infrastructure and natural resources	—	—	23	23	1,449	1,472
Total Asia and Pacific	—	—	150	150	8,089	8,239
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	—	—	142	142	2,661	2,803
Financial markets	—	—	12	12	3,457	3,469
Infrastructure and natural resources	—	—	39	39	1,766	1,805
Total Latin America and the Caribbean, and Europe	—	—	193	193	7,884	8,077
Middle East, Central Asia and Turkey
Manufacturing, agribusiness and services	—	—	22	22	1,000	1,022
Financial markets	—	—	68	68	806	874
Infrastructure and natural resources	—	—	65	65	1,077	1,142
Total Middle East, Central Asia and Turkey	—	—	155	155	2,883	3,038
Other
Manufacturing, agribusiness and services	—	—	—	—	700	700
Financial markets	—	—	—	—	438	438
Infrastructure and natural resources	—	—	—	—	76	76
Total Other	—	—	—	—	1,214	1,214
Total disbursed loans	$—	$6	$657	$663	$25,452	$26,115
Unamortized deferred loan origination fees, net and other						(122)
Loans at amortized cost						$25,993
At September 30, 2021, loans 90 days or greater past due still accruing were insignificant.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2021
(US$ in millions)	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$6	$—	$77	$83	$3,102	$3,185
Financial markets	—	—	9	9	3,492	3,501
Infrastructure and natural resources	—	—	28	28	1,668	1,696
Total Asia	6	—	114	120	8,262	8,382
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	37	—	75	112	1,523	1,635
Financial markets	—	46	55	101	1,447	1,548
Infrastructure and natural resources	—	—	60	60	1,438	1,498
Disruptive technologies and funds	—	—	18	18	—	18
Total Europe, Middle East and North Africa	37	46	208	291	4,408	4,699
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	17	17	250	284	2,621	2,905
Financial markets	—	—	30	30	5,097	5,127
Infrastructure and natural resources	—	—	47	47	3,110	3,157
Total Sub-Saharan Africa, Latin America and Caribbean	17	17	327	361	10,828	11,189
Other
Manufacturing, agribusiness and services	1	—	—	1	757	758
Financial markets	—	—	—	—	648	648
Infrastructure and natural resources	—	—	—	—	76	76
Total Other	1	—	—	1	1,481	1,482
Total disbursed loans	$61	$63	$649	$773	$24,979	$25,752
Unamortized deferred loan origination fees, net and other						(114)
Loans at amortized cost						$25,638
At June 30, 2021, loans 90 days or greater past due still accruing were insignificant.
___________
a    Effective July 1, 2021, IFC realigned existing regional VPU and added a fourth regional VPU focusing on Middle East, Central Asia and Turkey. Distribution by geographical region reported as of September 30, 2021 is aligned with the new regional structure. Information as of June 30, 2021 is reported as per previous regional structure. The total past due loans at amortized cost for the Africa region and Middle East, Central Asia and Turkey region were $181 million and $188 million respectively as of June 30, 2021.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong
An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB
An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-
An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB
An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-
An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak
An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-10	B
An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-11	B-
An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention
An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.

CR-13	CCC	Very Weak/Substandard
An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak/Doubtful
An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

The following table presents the loans disbursed by credit quality indicator based on risk rating at September 30, 2021, and origination year. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

	September 30, 2021
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY22	$—	$—	$—	$12	$8	$—	$—	$—	$—	$20
FY21	—	150	1,306	2,349	1,562	80	—	2	23	5,472
FY20	—	232	1,113	1,641	1,469	202	10	—	6	4,673
FY19	—	166	461	1,270	1,506	204	78	165	20	3,870
FY18	—	39	671	1,176	1,370	35	145	170	81	3,687
Prior	52	443	756	1,521	2,760	378	686	310	726	7,632
Total	$52	$1,030	$4,307	$7,969	$8,675	$899	$919	$647	$856	$25,354
Revolving loans	—	—	4	664	74	—	—	—	—	742
Revolving Contracts Converted to Term Contracts	—	—	—	19	—	—	—	—	—	19
Total disbursed loans	$52	$1,030	$4,311	$8,652	$8,749	$899	$919	$647	$856	$26,115
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$25,993

	June 30, 2021
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY21	$—	$150	$753	$1,625	$1,239	$25	$—	$2	$23	$3,817
FY20	—	232	1,122	1,576	1,409	185	10	—	6	4,540
FY19	—	182	469	1,414	1,560	228	71	361	20	4,305
FY18	—	52	698	1,234	1,442	38	146	195	124	3,929
FY17	—	197	504	663	751	199	180	55	44	2,593
Prior	59	320	438	952	2,117	244	517	248	712	5,607
Total	$59	$1,133	$3,984	$7,464	$8,518	$919	$924	$861	$929	$24,791
Revolving Loans	—	—	1	864	76	—	—	—	—	941
Revolving Contracts Converted to Term Contracts	—	—	—	20	—	—	—	—	—	20
Total disbursed loans	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, effective September 30, 2021 and June 30, 2021 respectively:
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	September 30, 2021
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region [a]
Africa	$—	$70	$96	$1,435	$3,086	$183	$365	$105	$207	$5,547
Asia and Pacific	—	461	2,468	2,609	2,214	227	49	108	103	8,239
Latin America and the Caribbean, and Europe	—	454	1,273	2,904	2,325	180	453	205	283	8,077
Middle East, Central Asia and Turkey	—	1	222	914	1,048	309	52	229	263	3,038
Other	52	44	252	790	76	—	—	—	—	1,214
Total geographic region	$52	$1,030	$4,311	$8,652	$8,749	$899	$919	$647	$856	$26,115
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$25,993

	September 30, 2021
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$52	$805	$2,048	$3,079	$1,915	$131	$427	$219	$417	$9,093
Financial markets	—	—	1,812	4,694	3,643	442	4	130	59	10,784
Infrastructure and natural resources	—	225	451	879	3,191	326	488	298	362	6,220
Disruptive technologies and funds	—	—	—	—	—	—	—	—	18	18
Total industry sector	$52	$1,030	$4,311	$8,652	$8,749	$899	$919	$647	$856	$26,115
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$25,993

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2021
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region[a]
Asia	$—	$466	$2,134	$2,748	$2,335	$367	$109	$105	$118	$8,382
Europe, Middle East and North Africa	—	320	488	1,313	1,743	159	86	228	362	4,699
Sub-Saharan Africa, Latin America and Caribbean	—	322	1,067	3,262	4,440	393	728	528	449	11,189
Other	59	25	296	1,025	76	—	1	—	—	1,482
Total geographic region	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638
___________
a    Effective July 1, 2021, IFC realigned existing regional VPU and added a fourth regional VPU focusing on Middle East, Central Asia and Turkey. Distribution by geographical region reported as of September 30, 2021 is aligned with the new regional structure. Information as of June 30, 2021 is reported as per previous regional structure. The total amount for the loans that are categorized as Very Weak / Substandard or worse for the Africa region and Middle East, Central Asia and Turkey region were $712 million and $569 million respectively as of June 30, 2021.

	June 30, 2021
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$59	$841	$1,907	$2,645	$1,812	$91	$441	$216	$471	$8,483
Financial markets	—	67	1,578	4,888	3,625	452	13	126	75	10,824
Infrastructure and natural resources	—	225	500	815	3,157	376	470	519	365	6,427
Disruptive technologies and funds	—	—	—	—	—	—	—	—	18	18
Total industry sector	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the three months ended September 30, 2021 and September 30, 2020, that are considered Troubled Debt Restructurings (TDRs):

	For the three months ended
	September 30, 2021		September 30, 2020
(US$ in millions)	Number of TDRs	Amount	Number of TDRs	Amount
Loans modified as TDRs	7	$138	7	$220
Loan at amortized cost modifications considered TDRs during the three months ended September 30, 2021 and September 30, 2020 is summarized by geographic region a and industry sector as follows:

	For the three months ended
	September 30, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Loan modifications considered TDRs [b]
Geographic Region
Africa	$8	$—	$27	$35
Asia and Pacific	7	—	—	7
Middle East, Central Asia and Turkey	—	46	42	88
Latin America and the Caribbean, and Europe	—	8	—	8
Total geographic region	$15	$54	$69	$138

	For the three months ended
	September 30, 2020
(US$ in millions)	Manufacturing, agribusiness and services	Infrastructure and natural resources	Loan modifications considered TDRs [b]
Geographic Region
Asia	$38	$—	$38
Europe, Middle East and North Africa	67	86	153
Sub-Saharan Africa, Latin America and Caribbean	29	—	29
Total geographic region	$134	$86	$220
___________
a    Effective July 1, 2021, IFC realigned existing regional VPU and added a fourth regional VPU focusing on Middle East, Central Asia and Turkey. Distribution by geographical region reported for the three months ended September 30, 2021 is aligned with the new regional structure. Information for the three months ended September 30, 2020 is reported as per previous regional structure. Total loans at amortized cost modifications considered TDR for the Africa region and Middle East, Central Asia and Turkey region were $106 million and $67 million respectively for the three months ended September 30, 2020.
b    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Following is a summary of loans that defaulted during the three months ended September 30, 2021 and September 30, 2020 that had been modified in a troubled debt restructuring within 12 months prior to the date of default:

	For the three months ended
(US$ in millions, except for number of loans)	September 30, 2021	September 30, 2020
Loan amount	$5	$1
Number of Loans	1	1
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables summarizes the amortized cost of collateral dependent loans a by collateral type, geographic region b and industry sector as of September 30, 2021 and June 30, 2021 respectively :

September 30, 2021
(US$ in millions)	Property, Land and Equipment
Geographic Region
Latin America and the Caribbean, and Europe	$143
Africa	1
Total	$144

September 30, 2021
(US$ in millions)	Property, Land and Equipment
Industry Sector
Manufacturing, agribusiness and services	$92
Infrastructure and natural resources	52
Total	$144

June 30, 2021
(US$ in millions)	Property, Land and Equipment
Geographic Region
Europe, Middle East and North Africa	$5
Sub-Saharan Africa, Latin America and Caribbean	136
Total	$141

June 30, 2021
(US$ in millions)	Property, Land and Equipment
Industry Sector
Manufacturing, agribusiness and services	$71
Infrastructure and natural resources	70
Total	$141
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
b    Effective July 1, 2021, IFC realigned existing regional VPU and added a fourth regional VPU focusing on Middle East, Central Asia and Turkey. Distribution by geographical region reported as of September 30, 2021 is aligned with the new regional structure. Information as of June 30, 2021 is reported as per previous regional structure. The amortized cost of collateral dependent loans for the Africa region and Middle East, Central Asia and Turkey region were $2 million and $0 respectively as of June 30, 2021
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2021 totaled $4.2 billion ($4.3 billion – June 30, 2021). Guarantees of $3.5 billion that were outstanding (i.e., not called) at September 30, 2021 ($3.6 billion – June 30, 2021), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the three months ended September 30, 2021 and September 30, 2020 comprise the following:

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Interest income	$68	$71
Dividends	1	—
Realized gains (losses) on debt securities and associated derivatives [a]	4	(3)
Total income from debt securities, including realized gains (losses) on debt securities and associated derivatives	$73	$68
___________
a    Includes realized gains and losses on debt securities on which Fair Value Option is elected. $0 gains for the three months ended September 30, 2021 (losses of $11 million for the three months ended September 30, 2020).

Debt securities accounted for as available-for-sale at September 30, 2021 and June 30, 2021 comprise:

	September 30, 2021
(US$ in millions)	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Reserve for credit losses	Fair value
Corporate debt securities	$2,356	$102	$(22)	$(167)	$—	$2,269
Preferred shares	40	71	—	—	(3)	108
Asset-backed securities	535	14	(6)	(36)	—	507
Total	$2,931	$187	$(28)	$(203)	$(3)	$2,884

	June 30, 2021
(US$ in millions)	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Reserve for credit losses	Fair value
Corporate debt securities	$2,403	$103	$(14)	$(156)	$—	$2,336
Preferred shares	56	73	(1)	—	(3)	125
Asset-backed securities	550	16	(7)	(36)	—	523
Total	$3,009	$192	$(22)	$(192)	$(3)	$2,984
Available-for-sale debt securities in an unrealized loss position for which a reserve for credit losses has not been recorded, due to non-credit related factors, is comprised of the following:

	September 30, 2021
(US$ in millions)	Amortized Costs	Unrealized Losses	Fair value
Corporate debt securities	$445	$(22)	$376
Asset-backed securities	110	(6)	73
Total	$555	$(28)	$449

(US$ in millions)	June 30, 2021
	Amortized Costs	Unrealized Losses	Fair value
Corporate debt securities	$505	$(14)	$448
Preferred shares	3	(1)	1
Asset-backed securities	118	(7)	83
Total	$626	$(22)	$532

INTERNATIONAL FINANCE CORPORATION	Page 52

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The following table shows the unrealized losses and fair value of debt securities at September 30, 2021 and June 30, 2021 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:

	September 30, 2021
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$57	$(2)	$319	$(20)	$376	$(22)
Asset-backed securities	—	—	73	(6)	73	(6)
Total	$57	$(2)	$392	$(26)	$449	$(28)

	June 30, 2021
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$57	$(4)	$391	$(10)	$448	$(14)
Preferred shares	—	—	1	(1)	1	(1)
Asset-backed securities	—	—	83	(7)	83	(7)
Total	$57	$(4)	$475	$(18)	$532	$(22)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign currency exchange rates. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allows IFC to receive payments that depend primarily on cash flow from those assets.
The table below presents a rollforward by major security type for the three months ended September 30, 2021 and September 30, 2020 of the reserve for credit losses on debt securities held at the period end:

	For the three months ended
	September 30, 2021
(US$ in millions)	Corporate Debt Securities	Preferred shares	Asset-backed securities	Total
Beginning balance	$—	$3	$—	$3
Additions to the reserve for credit losses on securities for which credit losses were not previously recorded	—	—	—	—
Ending balance	$—	$3	$—	$3
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)

	For the three months ended
	September 30, 2020
(US$ in millions)	Corporate Debt Securities	Preferred shares	Asset-backed securities	Total
Beginning balance	$—	$—	$—	$—
Additions to the reserve for credit losses on securities for which credit losses were not previously recorded	—	1	—	1
Ending balance	$—	$1	$—	$1
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $52 million at September 30, 2021 ($53 million – June 30, 2021).

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the three months ended September 30, 2021 and September 30, 2020 comprises the following:

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Unrealized gains (losses) on equity investments and associated derivatives [a]	$(138)	$386
Realized gains (losses) on equity investments and associated derivatives, net	374	(58)
Gains (losses) on equity investments and associated derivatives, net [b]	236	328
Dividends	43	114
Custody, fees and other	1	—
Total income (loss) from equity investments and associated derivatives	$280	$442
_________
a    Including unrealized gains and losses related to equity securities still held at September 30, 2021 – net gains of $256 million for the three months ended September 30, 2021.
b    Includes gains of $44 million for the three months ended September 30, 2021 (gains of $383 million – September 30, 2020) from equity investments for which IFC has elected a Fair Value Option.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $5.0 billion as of September 30, 2021 ($5.0 billion – June 30, 2021). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain.
As of September 30, 2021, the maximum unfunded commitments subject to capital calls for these funds are $1.6 billion ($1.5 billion – June 30, 2021). As of September 30, 2021, IFC invested $522 million ($570 million – June 30, 2021) as a limited partner in funds managed by AMC. Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 54

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below:

(US$ in millions)	Grants to IDA	Advisory Services	Creating Markets Advisory Window	Performance-Based Grants	SME Ventures	Total Designated Retained Earnings
At June 30, 2020	$213	$69	$135	$1	$15	$433
Year ended June 30, 2021
Designations of retained earnings	—	—	44	—	—	44
Expenditures against designated retained earnings	(213)	(27)	(28)	(1)	(1)	(270)
At June 30, 2021	$—	$42	$151	$—	$14	$207
Three months ended September 30, 2021
Designations of retained earnings	—	72	89	—	—	161
Expenditures against designated retained earnings	—	(3)	(6)	—	—	(9)
At September 30, 2021	$—	$111	$234	$—	$14	$359
On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for CMAW and a designation of $72 million of IFC's retained earnings for Advisory Services. These designations were noted with approval by the Board of Governors on October 14, 2021.
Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at September 30, 2021 and June 30, 2021 are summarized as follows:

(US$ in millions)	September 30, 2021	June 30, 2021
Net unrealized losses on available-for-sale debt securities	$(44)	$(22)
Net unrealized gains on borrowings at fair value under the fair value option due to changes in instrument-specific credit risk	122	150
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,239)	(1,246)
Total accumulated other comprehensive loss	$(1,161)	$(1,118)

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 55

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three months ended September 30, 2021 and September 30, 2020 comprise:

	For the three months ended
(US$ in millions)	September 30, 2021	September 30, 2020
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains on loans on which Fair Value Option is elected	$2	$20
Unrealized on derivatives associated with loans	54	19
Unrealized on debt securities on which Fair Value Option is elected	(166)	41
Unrealized gains on derivatives associated with debt securities	1	14
Total net unrealized (losses) gains on loans, debt securities and associated derivatives	(109)	94
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Interest rate, foreign exchange and other components	231	316
Total unrealized gains on market borrowings	231	316
Unrealized (losses) gains on derivatives associated with market borrowings	(251)	(240)
Unrealized gains on borrowings from IDA accounted for at fair value	2	1
Total net unrealized (losses) gains on borrowings from market, IDA and associated derivatives	(18)	77
Net unrealized gains and (losses) on non-trading financial instruments accounted for at fair value	$(127)	$171
Market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted through earnings.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 56

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815.
The fair value of derivative instrument assets and liabilities by risk type at September 30, 2021 and June 30, 2021 is summarized as follows:

(US$ in millions)	September 30, 2021	June 30, 2021
Condensed Consolidated Balance Sheet location
Derivative assets
Interest rate	$668	$765
Foreign exchange	496	382
Interest rate and currency	2,490	2,937
Equity	143	133
Credit and other	20	24
Total derivative assets	$3,817	$4,241
Derivative liabilities
Interest rate	$773	$768
Foreign exchange	55	133
Interest rate and currency	3,195	2,871
Equity	6	5
Credit and other	11	7
Total derivative liabilities	$4,040	$3,784

INTERNATIONAL FINANCE CORPORATION	Page 57

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES (continued)

The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three months ended September 30, 2021 and September 30, 2020 is summarized as follows:

(US$ in millions)		For the three months ended
Derivative risk category	Condensed Consolidated Statement of Operations location	September 30, 2021	September 30, 2020
Interest rate	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(7)	$(5)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(3)	(3)
	Loss from liquid asset trading activities	(18)	(19)
	Charges on borrowings	73	62
	Other income	3	2
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(102)	(48)
Foreign exchange	Income (loss) from liquid asset trading activities	559	(587)
	Foreign currency transaction losses on non-trading activities	(4)	(1)
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	3	(3)
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(70)	(31)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(15)	(15)
	Income (loss) from liquid asset trading activities	142	(147)
	Charges on borrowings	216	189
	Foreign currency transaction (losses) gains on non-trading activities	(721)	319
	Other income	1	1
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(96)	(149)
Equity	Income from equity investments and associated derivatives	1	7
	Net unrealized gains on non-trading financial instruments accounted for at fair value	8	—
Other derivative contracts	Net unrealized losses on non-trading financial instruments accounted for at fair value	(9)	(5)
	Total	$(39)	$(433)
The income related to each derivative risk category includes realized and unrealized gains and losses.
At September 30, 2021, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $48.0 billion ($48.7 billion at June 30, 2021), foreign exchange contracts was $22.0 billion ($22.0 billion at June 30, 2021) and interest rate and currency contracts was $47.7 billion ($45.7 billion at June 30, 2021).
At September 30, 2021, there were 135 equity contracts related to IFC’s loan and equity investment portfolio and $24 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (141 equity risk and 24 other contracts at June 30, 2021).
The notes to consolidated financial statements are an integral part of these statements.

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NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of September 30, 2021 and June 30, 2021 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at September 30, 2021. Valuations of equity investments at September 30, 2021 were lower than as of June 30, 2021 reflecting prevailing market conditions. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at September 30, 2021.
All of IFC’s financial instruments in its liquid asset portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Corporate Portfolio Committee, a subcommittee of IFC’s management team, is also responsible for oversight of complex or high risk projects, Debt and Equity portfolio performance and asset allocation.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency under the oversight of the Corporate Risk Management department.
The significant unobservable input used in the fair value measurement of certain IFC local currency borrowings is the IFC yield curve in each currency which defines the discount curve. Increases (decreases) in yield curve in isolation would have resulted in a lower (higher) fair value measurement. The portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of OCI.
The significant unobservable inputs used in the fair value measurement of interest rate swaps are yield curve points. Increases (decreases) in yield curve points in isolation would have resulted in a lower (higher) fair value measurement. The significant unobservable inputs used in the fair value measurement of currency swaps are yield curve points and exchange rates. Increases (decreases) in yield curve points and local exchange rates against US$ in isolation would have resulted in a lower (higher) fair value measurement.
The significant unobservable inputs used in the fair value measurement of debt securities and loans are discount rates, valuation multiples, credit default spreads and recovery rates. Increases (decreases) in discount rates, credit default spreads in isolation would have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of the valuation multiples and recovery rates in isolation would have resulted in a higher (lower) fair value measurement.
The significant unobservable inputs used in the fair value measurement of equity securities and equity related derivatives are cost of equity, growth rates, return on assets, perpetual growth rates, discounts for lack of marketability, weighted average cost of capital, EV/EBITDA, price to book value and other valuation multiples and volatilities. Increases (decreases) in any of cost of equity, weighted average cost of capital and discount for lack of marketability in isolation could have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of growth rate, return on assets, perpetual growth rate, volatility, EV/EBITDA, price to book value and other multiples in isolation could have resulted in a higher (lower) fair value measurement.
The methodologies used and key assumptions made to estimate fair values as of September 30, 2021, and June 30, 2021, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices

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NOTE K – FAIR VALUE MEASUREMENTS (continued)
are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Liquid assets classified as Level 3 as of September 30, 2021 ($202 million) and as of June 30, 2021 ($271 million) were fair valued based on non-quantitative unobservable valuation inputs. The valuation techniques for these liquid assets are presented in the table below.

		September 30, 2021
(US$ in millions)	Valuation technique	Fair value
Corporate debt securities	Dealer indicative price	$126
Government obligations	Dealer indicative price	76
Total		$202

		June 30, 2021
(US$ in millions)	Valuation technique	Fair value
Government obligations	Dealer indicative price	$271
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of September 30, 2021 and as of June 30, 2021 are presented below.

September 30, 2021
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$26	Discount rate	11.9 - 30.0	15.4
	Market comparables	106	Valuation multiples [a]
	Recent transactions	60
	Other techniques	52
Total preferred shares		244
Other debt securities	Discounted cash flows	4,733	Credit default swap spreads	0.5 - 7.3	2.2
			Expected recovery rates	0.0 - 85.0	40.4
	Recent transactions	1,354
	Other techniques	516
Total other debt securities		6,603
Total		$6,847
_________
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
The notes to consolidated financial statements are an integral part of these statements.

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NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2021
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$17	Discount rate	12.5 - 30.0	17.6
	Market comparables	117	Valuation multiples [a]
	Listed price (adjusted)	221	Discount for lack of marketability (%)	*	31.0
	Recent transactions	79
	Other techniques	49
Total preferred shares		483
Other debt securities	Discounted cash flows	4,258	Credit default swap spreads	0.5 - 7.1	2.1
			Expected recovery rates	35.0 - 50.0	43.3
	Recent transactions	1,431
	Other techniques	501
Total other debt securities		6,190
Total		$6,673
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of September 30, 2021, IFC had bond issuances with a total fair value of $84 million classified as level 3 in Costa Rican colon, Georgian lari, Kazakhstan tenge and Uzbek sum where the significant unobservable inputs were yield curve data. As of September 30, 2021, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 7.2% and the effective interest rate on short-term borrowings carried at amortized cost was 0.1%.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of September 30, 2021 and June 30, 2021 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
The notes to consolidated financial statements are an integral part of these statements.

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NOTE K – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)	September 30, 2021
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$23	Volatilities	28.1 - 35.7	35.5
	Variable strike price options	114	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	22	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(11)	Yield curve points, exchange rates
Total		$148
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

(US$ in millions)	June 30, 2021
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$40	Volatilities	28.1 - 36.4	36.1
	Variable strike price options	88	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	26	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(10)	Yield curve points, exchange rates
Total		$144
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of September 30, 2021 and June 30, 2021 are presented below.
The notes to consolidated financial statements are an integral part of these statements.

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NOTE K – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)	September 30, 2021
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$549	Cost of equity (%)	8.8 - 24.4	11.9
Institutions			Asset growth rate (%)	(26.0) - 28.9	2.9
			Return on assets (%)	(7.7) - 7.1	1.1
			Perpetual growth rate (%)	2.4 - 13.0	5.0
	Market comparables	166	Price to book value	0.3 - 1.7	1.4
			EV/Sales	2.5 - 16.2	12.8
			Other valuation multiples [a]
	Listed price (adjusted)	242	Discount for lack of marketability (%)	*	35.0
	Recent transactions	490
	Other techniques	217
	Associated options [b]	19
Total banking and other financial institutions		1,683
Funds	Recent transactions	70
	Other techniques	17
Total funds		87
Others	Discounted cash flows	1,328	Weighted average cost of capital (%)	5.5 - 22.9	10.2
			Cost of equity (%)	9.4 - 34.5	12.8
	Market comparables	495	EV/EBITDA	4.6 - 23.0	11.6
			Price to book value	0.6 - 2.2	1.7
			Other valuation multiples [a]
	Recent transactions	592
	Other techniques	137
	Associated options [b]	61
Total others		2,613
Total		$4,383
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The notes to consolidated financial statements are an integral part of these statements.

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NOTE K – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)	June 30, 2021
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$607	Cost of equity (%)	8.9 - 22.8	12.2
Institutions			Asset growth rate (%)	(15.6) - 32.2	2.8
			Return on assets (%)	(7.7) - 7.1	1.2
			Perpetual growth rate (%)	2.4 - 13.0	4.8
	Market comparables	169	Price to book value	0.3 - 1.7	1.5
			EV/Sales	2.5 - 13.4	10.3
			Other valuation multiples [a]
	Listed price (adjusted)	271	Discount for lack of marketability (%)	*	35.0
	Recent transactions	334
	Other techniques	266
	Associated options [b]	16
Total banking and other financial institutions		1,663
Funds	Recent transactions	10
	Other techniques	6
Total funds		16
Others	Discounted cash flows	1,456	Weighted average cost of capital (%)	5.5 - 21.9	10.3
			Cost of equity (%)	9.6 - 25.2	12.8
	Market comparables	486	EV/EBITDA	4.6 - 23.0	12.7
			Price to book value	0.6 - 2.2	1.6
			Other valuation multiples [a]
	Recent transactions	712
	Other techniques	259
	Associated option [b]	76
Total others		2,989
Total		$4,668
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The notes to consolidated financial statements are an integral part of these statements.

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NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at September 30, 2021 and June 30, 2021 are summarized below:

	September 30, 2021			June 30, 2021
(US$ in millions)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$52,324		$52,324	$51,448		$51,448
Investments:
Loans at amortized cost, net of reserve against losses	24,636		26,607	24,314		26,297
Loans accounted for at fair value under the Fair Value Option	1,353		1,353	1,330		1,330
Total loans	25,989		27,960	25,644		27,627
Equity investments accounted for at fair value	11,887	[a]	11,885	12,027	[a]	12,024
Debt securities accounted for at fair value as available-for-sale	2,884		2,884	2,984		2,984
Debt securities accounted for at fair value under the Fair Value Option	4,384		4,384	4,336		4,336
Total debt securities	7,268		7,268	7,320		7,320
Total investments	45,144		47,113	44,991		46,971
Derivative assets:
Borrowings-related	1,354		1,354	1,947		1,947
Liquid asset portfolio-related and other	602		602	427		427
Investment-related	1,434		1,434	1,394		1,394
Client risk management-related	427		427	473		473
Total derivative assets	3,817		3,817	4,241		4,241
Other investment-related financial assets	—		7	—		7
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$8,332		$8,332	$8,668		$8,668
Market, IBRD, IDA and other borrowings outstanding	55,513		55,545	55,699		55,732
Derivative liabilities:
Borrowings-related	3,057		3,057	2,512		2,512
Liquid asset portfolio-related and other	117		117	262		262
Investment-related	369		369	458		458
Client risk management-related	497		497	552		552
Total derivative liabilities	4,040		4,040	3,784		3,784
_________
a For $2 million as of September 30, 2021 ($3 million – June 30, 2021) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $35 million at September 30, 2021 ($41 million – June 30, 2021). Fair values of loan commitments are based on present value of loan commitment fees.
The notes to consolidated financial statements are an integral part of these statements.

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NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement: The following tables provide information as of September 30, 2021 and June 30, 2021, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis.

	September 30, 2021
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$5,721	$—	$5,721
Trading securities:
Asset-backed securities	—	3,440	—	3,440
Corporate debt securities [b]	—	5,154	126	5,280
Government obligations	14,824	10,671	76	25,571
Total trading securities	14,824	19,265	202	34,291
Loans	—	—	1,335	1,335
Loans measured at net asset value [c]				18
Total Loans (outstanding principal balance $1,401)	—	—	1,335	1,353
Equity investments:
Banking and other financial institutions	1,126	57	1,683	2,866
Funds	41	20	87	148
Others	850	448	2,613	3,911
Equity investments measured at net asset value [c]				4,960
Total equity investments	2,017	525	4,383	11,885
Debt securities:
Corporate debt securities	—	1,146	4,390	5,536
Preferred shares	—	—	244	244
Asset-backed securities	—	58	878	936
Debt securities measured at net asset value [c]				552
Total debt securities	—	1,204	5,512	7,268
Derivative assets:
Interest rate	—	668	—	668
Foreign exchange	—	496	—	496
Interest rate and currency	—	2,468	22	2,490
Equity and other	—	—	143	143
Credit and Other derivative contracts	—	20	—	20
Total derivative assets	—	3,652	165	3,817
Total assets at fair value	$16,841	$30,367	$11,597	$64,335
Borrowings:
Structured bonds	$—	$6,041	$—	$6,041
Unstructured bonds	—	46,091	84	46,175
Total borrowings (outstanding principal balance $55,437) [d]	—	52,132	84	52,216
Derivative liabilities:
Interest rate	—	773	—	773
Foreign exchange	—	55	—	55
Interest rate and currency	—	3,184	11	3,195
Equity and other	—	—	6	6
Credit and Other derivative contracts	—	11	—	11
Total derivative liabilities	—	4,023	17	4,040
Total liabilities at fair value	$—	$56,155	$101	$56,256
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.3 billion, with a fair value of $1.9 billion as of September 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

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NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2021
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$4,005	$—	$4,005
Trading securities:
Asset-backed securities	—	4,257	—	4,257
Corporate debt securities [b]	—	5,236	—	5,236
Government obligations	14,426	9,266	271	23,963
Total trading securities	14,426	18,759	271	33,456
Loans	—	—	1,313	1,313
Loans measured at net asset value [c]				17
Total Loans (outstanding principal balance $1,380)	—	—	1,313	1,330
Equity investments:
Banking and other financial institutions	1,034	114	1,663	2,811
Funds	49	—	16	65
Others	894	272	2,989	4,155
Equity investments measured at net asset value [c]				4,993
Total equity investments	1,977	386	4,668	12,024
Debt securities:
Corporate debt securities	—	1,348	3,985	5,333
Preferred shares	—	—	483	483
Asset-backed securities	—	60	892	952
Debt securities measured at net asset value [c]				552
Total debt securities	—	1,408	5,360	7,320
Derivative assets:
Interest rate	—	765	—	765
Foreign exchange	—	382	—	382
Interest rate and currency	—	2,911	26	2,937
Equity and other	—	—	133	133
Credit and Other derivative contracts	—	24	—	24
Total derivative assets	—	4,082	159	4,241
Total assets at fair value	$16,403	$28,640	$11,771	$62,376
Borrowings:
Structured bonds	$—	$6,238	$—	$6,238
Unstructured bonds	—	46,034	90	46,124
Total borrowings (outstanding principal balance $55,536) [d]	—	52,272	90	52,362
Derivative liabilities:
Interest rate	—	768	—	768
Foreign exchange	—	133	—	133
Interest rate and currency	—	2,861	10	2,871
Equity and other	—	—	5	5
Credit and Other derivative contracts	—	7	—	7
Total derivative liabilities	—	3,769	15	3,784
Total liabilities at fair value	$—	$56,041	$105	$56,146
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.5 billion, with a fair value of $2.0 billion as of June 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three months ended September 30, 2021 and September 30, 2020.

	For the three months ended September 30, 2021
(US$ in millions)	Balance as of July 1, 2021	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of September 30, 2021	Net unrealized gains/losses included in net income related to assets / liabilities held at period end	Net unrealized gains/losses included in other comprehensive income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—	$—
Corporate debt securities	—	(2)	—	128	—	—	126	(2)	—
Government and agency obligations	271	(2)	—	(43)	—	(150)	76	(1)	—
Total trading securities	271	(4)	—	85	—	(150)	202	(3)	—
Loans	1,313	(6)	—	28	—	—	1,335	(5)	—
Equity investments:
Banking and other financial institutions	1,663	(9)	—	29	—	—	1,683	(30)	—
Funds	16	1	—	70	—	—	87	(1)	—
Others	2,989	5	—	(295)	—	(86)	2,613	(66)	—
Total equity investments	4,668	(3)	—	(196)	—	(86)	4,383	(97)	—
Debt securities:
Corporate debt securities	3,985	(24)	(6)	109	425	(99)	4,390	(2)	(21)
Preferred shares	483	(176)	(1)	(62)	—	—	244	16	19
Asset-backed securities	892	(15)	2	(1)	—	—	878	(12)	(2)
Total debt securities	5,360	(215)	(5)	46	425	(99)	5,512	2	(4)
Derivative assets:
Interest rate and currency	26	(2)	—	1	—	(3)	22	—	—
Equity and other	133	10	—	—	—	—	143	10	—
Total derivative assets	159	8	—	1	—	(3)	165	10	—
Total assets at fair value	$11,771	$(220)	$(5)	$(36)	$425	$(338)	$11,597	$(93)	$(4)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(90)	—	—	(32)	—	38	(84)	—	—
Total borrowings	(90)	—	—	(32)	—	38	(84)	—	—
Derivative liabilities:
Interest rate and currency	(10)	1	—	(2)	—	—	(11)	(2)	—
Equity and other	(5)	(1)	—	—	—	—	(6)	(1)	—
Total derivative liabilities	(15)	—	—	(2)	—	—	(17)	(3)	—
Total liabilities at fair value	$(105)	$—	$—	$(34)	$—	$38	$(101)	$(3)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2021.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2021 beginning balance as of September 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended September 30, 2020
(US$ in millions)	Balance as of July 1, 2020	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of September 30, 2020	Net unrealized gains/losses included in net income related to assets / liabilities held at period end	Net unrealized gains/losses included in other comprehensive income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$20	$—	$—	$108	$—	$—	$128	$—	$—
Corporate debt securities	—	—	—	—	—	—	—	—	—
Government and agency obligations	—	1	—	59	42	—	102	1	—
Total trading securities	20	1	—	167	42	—	230	1	—
Loans	942	29	—	35	—	—	1,006	29	—
Equity investments:
Banking and other financial institutions	1,765	23	—	(197)	—	—	1,591	144	—
Funds	115	(1)	—	(22)	—	—	92	(1)	—
Others	2,620	34	—	(10)	1	(46)	2,599	17	—
Total equity investments	4,500	56	—	(229)	1	(46)	4,282	160	—
Debt securities:
Corporate debt securities	3,648	41	34	103	175	(538)	3,463	66	24
Preferred shares	390	(5)	9	(3)	—	—	391	(8)	9
Asset-backed securities	930	10	(7)	(19)	—	—	914	11	(14)
Other debt securities	—	—	—	—	—	—	—	—	—
Total debt securities	4,968	46	36	81	175	(538)	4,768	69	19
Derivative assets:
Interest rate and currency	41	(7)	—	—	—	—	34	14	—
Equity and other	153	7	—	1	—	—	161	7	—
Total derivative assets	194	—	—	1	—	—	195	21	—
Total assets at fair value	$10,624	$132	$36	$55	$218	$(584)	$10,481	$280	$19
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(152)	3	—	—	—	—	(149)	3	—
Total borrowings	(152)	3	—	—	—	—	(149)	3	—
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(38)	—	—	(2)	—	—	(40)	(24)	—
Equity and other	(4)	—	—	(1)	—	—	(5)	(1)	—
Total derivative liabilities	(42)	—	—	(3)	—	—	(45)	(25)	—
Total liabilities at fair value	$(194)	$3	$—	$(3)	$—	$—	$(194)	$(22)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2020.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2020 beginning balance as of September 30, 2020.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three months ended September 30, 2021 and September 30, 2020.

	For the three months ended September 30, 2021
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate debt securities	128	—	—	—	128
Government and agency obligations	—	—	—	(43)	(43)
Total trading securities	128	—	—	(43)	85
Loans	—	—	58	(30)	28
Equity investments:
Banking and other financial institutions	64	(30)	—	(5)	29
Funds	73	(3)	—	—	70
Others	72	(269)	—	(98)	(295)
Total equity investments	209	(302)	—	(103)	(196)
Debt securities:
Corporate debt securities	170	—	—	(61)	109
Preferred shares	—	(12)	—	(50)	(62)
Asset-backed securities	22	—	—	(23)	(1)
Total debt securities	192	(12)	—	(134)	46
Derivative assets:
Interest rate and currency	—	—	1	—	1
Equity and other	—	—	—	—	—
Total derivative assets	—	—	1	—	1
Total assets at fair value	$529	$(314)	$59	$(310)	$(36)
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(32)	—	(32)
Total Borrowings	—	—	(32)	—	(32)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(2)	—	(2)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(2)	—	(2)
Total liabilities at fair value	$—	$—	$(34)	$—	$(34)

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended September 30, 2020
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$109	$—	$—	$(1)	$108
Corporate debt securities	—	—	—	—	—
Government and agency obligations	59	—	—	—	59
Total trading securities	168	—	—	(1)	167
Loans	—	(14)	66	(17)	35
Equity investments:
Banking and other financial institutions	14	(211)	—	—	(197)
Funds	53	—	—	(75)	(22)
Others	38	(45)	—	(3)	(10)
Total equity investments	105	(256)	—	(78)	(229)
Debt securities:
Corporate debt securities	272	(88)	—	(81)	103
Preferred shares	—	(2)	—	(1)	(3)
Asset-backed securities	1	—	—	(20)	(19)
Total debt securities	273	(90)	—	(102)	81
Derivative assets:
Interest rate and currency	—	—	1	(1)	—
Equity and other	—	—	—	1	1
Total derivative assets	—	—	1	—	1
Total assets at fair value	$546	$(360)	$67	$(198)	$55
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	—	—	—
Total Borrowings	—	—	—	—	—
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(1)	(1)	(2)
Equity and other	—	—	—	(1)	(1)
Total derivative liabilities	—	—	(1)	(2)	(3)
Total liabilities at fair value	$—	$—	$(1)	$(2)	$(3)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three months ended September 30, 2021 and September 30, 2020, are provided below:

	For the three months ended September 30, 2021
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$269	$—	$—	$269
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	9	—	—	9
Income from equity investments and associated derivatives	280	—	—	280
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	73	—	—	73
Income from liquid asset trading activities	—	49	—	49
Charges on borrowings	(39)	(12)	—	(51)
Advisory services income	—	—	41	41
Service fees and other income	58	—	—	58
Administrative expenses	(312)	(11)	(32)	(355)
Advisory services expenses	—	—	(50)	(50)
Other, net	14	1	4	19
Foreign currency transaction gains and losses on non-trading activities	(3)	—	—	(3)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	349	27	(37)	339
Net unrealized losses on non-trading financial instruments accounted for at fair value	(109)	(18)	—	(127)
Net income (loss)	$240	$9	$(37)	$212

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	For the three months ended September 30, 2020
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$268	$—	$—	$268
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	114	—	—	114
Income from equity investments and associated derivatives	442	—	—	442
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	68	—	—	68
Provision for losses on available-for-sale debt securities	(1)	—	—	(1)
Income from liquid asset trading activities	—	122	—	122
Charges on borrowings	(80)	(45)	—	(125)
Advisory services income	—	—	45	45
Service fees and other income	70	—	—	70
Administrative expenses	(294)	(10)	(33)	(337)
Advisory services expenses	—	—	(51)	(51)
Other, net	(10)	(1)	(3)	(14)
Foreign currency transaction gains and losses on non-trading activities	(88)	—	—	(88)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	489	66	(42)	513
Net unrealized gains on non-trading financial instruments accounted for at fair value	94	77	—	171
Net income (loss)	$583	$143	$(42)	$684

NOTE M – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 224 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2021 (216 investments – June 30, 2021).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $27.4 billion at September 30, 2021 ($30.2 billion – June 30, 2021). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5.3 billion at September 30, 2021 ($5.5 billion – June 30, 2021).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $118 million are included in Receivables and other assets on IFC's condensed consolidated balance sheet.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at September 30, 2021 and June 30, 2021 is as follows:

	September 30, 2021
(US$ in millions)	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Africa
Manufacturing, agribusiness and services	$69	$19	$1	$—	$—	$89
Financial markets	54	1	24	—	—	79
Infrastructure and natural resources	730	200	—	—	118	1,048
Disruptive technologies and funds	—	244	—	—	—	244
Total Africa	853	464	25	—	118	1,460
Asia and Pacific
Manufacturing, agribusiness and services	71	53	157	—	—	281
Financial markets	79	105	31	—	—	215
Infrastructure and natural resources	185	80	11	—	16	292
Disruptive technologies and funds	5	347	—	—	—	352
Total Asia and Pacific	340	585	199	—	16	1,140
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	88	53	22	—	—	163
Financial markets	155	130	215	—	—	500
Infrastructure and natural resources	286	25	33	—	18	362
Disruptive technologies and funds	—	283	—	—	—	283
Total Latin America and the Caribbean, and Europe	529	491	270	—	18	1,308
Middle East, Central Asia and Turkey
Manufacturing, agribusiness and services	28	49	95	—	—	172
Financial markets	—	—	150	37	—	187
Infrastructure and natural resources	361	12	3	—	39	415
Disruptive technologies and funds	—	98	—	—	—	98
Total Middle East, Central Asia and Turkey	389	159	248	37	39	872
Other
Financial markets	82	96	226	—	6	410
Infrastructure and natural resources	76	9	—	—	—	85
Disruptive technologies and funds	—	46	—	—	—	46
Total Other	158	151	226	—	6	541
Maximum exposure to VIEs	$2,269	$1,850	$968	$37	$197	$5,321
of which:
Carrying value	$1,898	$1,171	$915	37	$150	$4,171
Committed but not disbursed	$371	$679	$53	—	$47	$1,150

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2021
(US$ in millions)	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$80	$51	$151	$—	$282
Financial markets	81	105	36	—	222
Infrastructure and natural resources	385	91	11	22	509
Disruptive technologies and funds	6	318	—	—	324
Total Asia	552	565	198	22	1,337
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	95	49	100	—	244
Financial markets	112	—	233	—	345
Infrastructure and natural resources	485	85	23	103	696
Disruptive technologies and funds	—	99	—	—	99
Total Europe, Middle East and North Africa	692	233	356	103	1,384
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	24	69	—	—	93
Financial markets	175	137	147	—	459
Infrastructure and natural resources	982	165	11	123	1,281
Disruptive technologies and funds	—	342	—	—	342
Total Sub-Saharan Africa, Latin America and Caribbean	1,181	713	158	123	2,175
Other
Financial markets	86	97	251	6	440
Infrastructure and natural resources	76	10	—	—	86
Disruptive technologies and funds	—	48	—	—	48
Total Other	162	155	251	6	574
Maximum exposure to VIEs [a]	$2,587	$1,666	$963	$254	$5,470
of which:
Carrying value	$2,028	$1,111	$885	$202	$4,226
Committed but not disbursed	$559	$555	$78	$52	$1,244
_________
a    Effective July 1, 2021, IFC realigned existing regional VPU and added a fourth regional VPU focusing on Middle East, Central Asia and Turkey. Distribution by geographical region reported as of September 30, 2021 is aligned with the new regional structure. Information as of June 30, 2021 is reported as per previous regional structure. IFC's maximum exposure as a result of its investment in these VIEs in the Africa region and Middle East, Central Asia and Turkey region were $1.7 billion and $818 million respectively as of June 30, 2021.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 75

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE N – ADVISORY SERVICES
IFC provides advisory services to government and private sector clients. IFC's advisory services to governments on private sector enabling environment and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of September 30, 2021, other assets include undisbursed donor funds of $625 million ($599 million – June 30, 2021) and IFC’s advisory services funding of $303 million ($307 million – June 30, 2021). Included in other liabilities as of September 30, 2021 is $625 million ($599 million – June 30, 2021) of refundable undisbursed donor funds.
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2021 and September 30, 2020. For the three months ended September 30, 2021 and 2020, the service costs of $85 million and $75 million are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other, net” in the condensed consolidated statement of operations.

	For the three months ended
	September 30, 2021				September 30, 2020
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$60	$14	$11	$85	$53	$12	$10	$75
Other components:
Interest cost	42	7	5	54	37	6	5	48
Expected return on plan assets	(68)	(13)	—	(81)	(51)	(9)	—	(60)
Amortization of unrecognized prior service cost	—	1	1	2	—	1	1	2
Amortization of unrecognized net actuarial losses	—	—	5	5	19	—	5	24
Sub total	$(26)	$(5)	$11	$(20)	$5	$(2)	$11	$14
Net periodic pension cost	$34	$9	$22	$65	$58	$10	$21	$89

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 76

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $576 million and derivative liabilities of $67 million as of September 30, 2021, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

(US$ in millions)	September 30, 2021
	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount
Derivative assets	$4,283	[a]	$2,744	$588	[c]	$951
Total assets	$4,283		$2,744	$588		$951

(US$ in millions)	September 30, 2021
	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,260	[b]	$2,744	$1,138	$378
Repurchase and securities lending agreements	7,571		7,571	—	—
Total liabilities	$11,831		$10,315	$1,138	$378

(US$ in millions)	June 30, 2021
	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount
Derivative assets	$4,703	[a]	$2,713	$992	[c]	$998
Total assets	$4,703		$2,713	$992		$998

(US$ in millions)	June 30, 2021
	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$3,959	[b]	$2,713	$916	$330
Repurchase and securities lending agreements	7,605		7,604	—	1
Total liabilities	$11,564		$10,317	$916	$331
_________
a    Includes accrued income of $466 million and $462 million as of September 30, 2021 and June 30, 2021 respectively.
b    Includes accrued charges of $220 million and $175 million as of September 30, 2021 and June 30, 2021 respectively.
c    Includes cash collateral of $584 million and $972 million as of September 30, 2021 and June 30, 2021 respectively. The remaining amounts of collateral received consist of off-balance-sheet U.S. Treasury securities reported in the above table at fair value.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 77

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of September 30, 2021, $1.2 billion of cash collateral was posted under CSAs ($965 million June 30, 2021). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of September 30, 2021, IFC had 759 million ($1.1 billion at June 30, 2021) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of September 30, 2021, all of which may be rehypothecated was $6 million ($21 million – June 30, 2021). As of September 30, 2021, $0 of such collateral was rehypothecated under securities lending agreements ($0 – June 30, 2021).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At September 30, 2021 and June 30, 2021, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was 2.6 billion.
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $23 million at September 30, 2021 ($30 million at June 30, 2021). At September 30, 2021, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $21 million would be required to be posted against net liability positions with counterparties at September 30, 2021 ($27 million at June 30, 2021).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of September 30, 2021, was $0 ($0 – June 30, 2021).

The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of September 30, 2021 and June 30, 2021:

	Remaining Contractual Maturity of the Agreements – September 30, 2021
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$55	$2,247	$1,908	$3,362	$7,572
Total Repurchase agreements	55	2,247	1,908	3,362	7,572
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions [a]	$55	$2,247	$1,908	$3,362	$7,572
_________
a    Includes accrued interest.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 78

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

	Remaining Contractual Maturity of the Agreements – June 30, 2021
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$3,156	$2,863	$1,586	$7,605
Total Repurchase agreements	—	3,156	2,863	1,586	7,605
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions [a]	$—	$3,156	$2,863	$1,586	$7,605
_________
a    Includes accrued interest.
As of both September 30, 2021 and June 30, 2021, IFC has no repurchase-to-maturity transactions outstanding.
NOTE Q – SUBSEQUENT EVENTS
The fair value of IFC’s listed equity investments is based on market prices of such investments as of September 30, 2021. Changes in market prices subsequent to September 30, 2021 will be reported in the period in which such change occurs.
NOTE R – CONTINGENCIES
In light of the COVID-19 pandemic, IFC may be exposed to additional credit, market and operational risks. The duration of the COVID-19 pandemic remains difficult to predict at this time, as are the extent and efficacy of economic interventions by governments and central banks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IFC in future periods cannot be reasonably estimated at this point in time and continue to evolve. IFC continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.
The notes to consolidated financial statements are an integral part of these statements.

INDEPENDENT AUDITOR’S REVIEW REPORT
President and Board of Directors
International Finance Corporation:
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation and its subsidiaries (“IFC”) as of September 30, 2021, and the related condensed consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the three-month periods ended September 30, 2021 and 2020, and the related notes (collectively referred to as the “interim financial information”).
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.
Basis for Review Results
We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IFC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.
Responsibilities of Management for the Interim Financial Information
Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.
Report on Condensed Consolidated Balance Sheet as of June 30, 2021
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2021, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 6, 2021. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2021, is consistent, in all material respects, with the audited financial statements from which it has been derived.

November 12, 2021

INTERNATIONAL FINANCE CORPORATION	Page 80

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_04XXXXX	AUD	50,000,000	37,300,000	4.25	15-Jul-21
22_06XXXXX	AUD	300,000,000	219,570,000	0.75	20-Jul-21
22_13XXXXX	AUD	350,000,000	257,985,000	1.45	30-Jul-21
22_14XXXXX	AUD	300,000,000	222,180,000	4.25	05-Aug-21
22_24XXXXX	AUD	200,000,000	146,840,000	4.25	01-Sep-21
22_31XXXXX	AUD	50,000,000	36,985,000	3.20	10-Sep-21
22_34XXXXX	AUD	25,000,000	18,331,250	1.25	14-Sep-21
	Sum Of Notional	1,275,000,000	939,191,250
22_18XXXXX	AZN	60,000,000	35,314,891	6.00	31-Aug-21
	Sum Of Notional	60,000,000	35,314,891
22_03XXXXX	BRL	55,000,000	10,651,174	8.27	14-Jul-21
22_26XXXXX	BRL	50,000,000	9,640,598	6.75	02-Sep-21
22_30XXXXX	BRL	18,000,000	3,382,028	—	09-Sep-21
	Sum Of Notional	123,000,000	23,673,800
22_01XXXXX	GBP	150,000,000	206,400,000	0.75	22-Jul-21
22_33XXXXX	GBP	50,000,000	69,137,500	1.38	13-Sep-21
22_45XXXXX	GBP	25,000,000	34,247,500	1.38	27-Sep-21
22_47XXXXX	GBP	30,000,000	40,512,000	1.38	29-Sep-21
	Sum Of Notional	255,000,000	350,297,000
22_40XXXXX	GEL	34,200,000	10,996,785	7.30	22-Sep-21
	Sum Of Notional	34,200,000	10,996,785
22_28XXXXX	GHS	75,000,000	12,417,219	11.00	14-Sep-21
	Sum Of Notional	75,000,000	12,417,219
22_22XXXXX	HKD	300,000,000	38,552,978	0.14	31-Aug-21
22_27XXXXX	HKD	300,000,000	38,575,782	0.54	10-Sep-21
22_44XXXXX	HKD	100,000,000	12,846,205	0.01	23-Sep-21
	Sum Of Notional	700,000,000	89,974,965
21_220XXXX	JPY	500,000,000	4,553,527	2.50	08-Jul-21
21_222XXXX	JPY	100,000,000	907,153	4.40	13-Jul-21
22_07XXXXX	JPY	1,553,000,000	14,192,369	1.00	20-Jul-21
22_11XXXXX	JPY	301,000,000	2,733,506	1.80	27-Jul-21
22_15XXXXX	JPY	500,000,000	4,559,548	2.43	19-Aug-21
22_16XXXXX	JPY	1,635,000,000	14,854,858	1.00	23-Aug-21
22_17XXXXX	JPY	369,000,000	3,351,651	1.75	26-Aug-21
22_20XXXXX	JPY	212,000,000	1,925,610	2.00	26-Aug-21
22_37XXXXX	JPY	3,947,000,000	36,040,725	1.00	21-Sep-21
22_46XXXXX	JPY	237,000,000	2,126,609	2.20	28-Sep-21
	Sum Of Notional	9,354,000,000	85,245,556

INTERNATIONAL FINANCE CORPORATION	Page 81

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_02XXXXX	KZT	21,300,000,000	49,819,317	8.25	13-Jul-21
22_09XXXXX	KZT	21,300,000,000	49,819,317	8.25	21-Jul-21
22_10XXXXX	KZT	32,000,000,000	75,056,586	8.25	22-Jul-21
22_21XXXXX	KZT	10,700,000,000	25,058,548	8.50	26-Aug-21
22_36XXXXX	KZT	7,500,000,000	17,618,041	8.50	16-Sep-21
	Sum Of Notional	92,800,000,000	217,371,809
22_25XXXXX	MXN	1,000,000,000	50,247,469	—	10-Sep-21
22_38XXXXX	MXN	500,000,000	24,988,006	6.75	23-Sep-21
	Sum Of Notional	1,500,000,000	75,235,475
22_08XXXXX	NZD	600,000,000	417,480,000	1.50	27-Jul-21
	Sum Of Notional	600,000,000	417,480,000
21_221XXXX	RUB	1,000,000,000	13,312,256	5.50	08-Jul-21
	Sum Of Notional	1,000,000,000	13,312,256
22_19XXXXX	USD	120,000,000	120,000,000	0.26	25-Aug-21
22_23XXXXX	USD	75,000,000	75,000,000	0.47	03-Sep-21
22_29XXXXX	USD	2,000,000,000	2,000,000,000	0.75	08-Sep-21
22_32XXXXX	USD	25,000,000	25,000,000	0.43	10-Sep-21
22_35XXXXX	USD	25,000,000	25,000,000	0.82	15-Sep-21
22_41XXXXX	USD	35,000,000	35,000,000	0.44	23-Sep-21
22_42XXXXX	USD	25,000,000	25,000,000	0.23	27-Sep-21
22_43XXXXX	USD	50,000,000	50,000,000	0.60	28-Sep-21
22_39XXXXX	USD	3,000,000	3,000,000	8.81	29-Sep-21
	Sum Of Notional	2,358,000,000	2,358,000,000
22_05XXXXX	UYU	225,000,000	5,130,544	6.14	16-Jul-21
	Sum Of Notional	225,000,000	5,130,544
22_12XXXXX	UZS	50,000,000,000	4,696,388	11.00	03-Aug-21
	Sum Of Notional	50,000,000,000	4,696,388

TOTAL NEW MARKET BORROWINGS			4,638,337,938

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
21_38XXXXX	AZN	21,100,000	12,419,070	7.50	24-Sep-21
	Sum Of Notional	21,100,000	12,419,070
17_11XXXXX	BRL	161,610,000	31,217,223	—	27-Jul-21
17_46XXXXX	BRL	11,900,000	2,211,279	6.50	24-Aug-21
17_78XXXXX	BRL	61,800,000	11,483,787	6.50	24-Aug-21
	Sum Of Notional	235,310,000	44,912,289
18_577YYYX	BWP	16,250,000	1,469,000	4.00	16-Sep-21
	Sum Of Notional	16,250,000	1,469,000
18_186XXXX	COP	100,000,000,000	25,713,551	4.75	26-Jul-21
	Sum Of Notional	100,000,000,000	25,713,551

INTERNATIONAL FINANCE CORPORATION	Page 82

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_500XXXX	DOP	25,714,285	450,812	8.75	21-Jul-21
17_501XXXX	DOP	49,986	876	8.75	21-Jul-21
	Sum Of Notional	25,764,271	451,688
17_21XXXXX	GHS	10,000,000	1,666,667	19.70	02-Aug-21
	Sum Of Notional	10,000,000	1,666,667
21_10XXXXX	HKD	100,000,000	12,850,993	0.25	28-Jul-21
21_13XXXXX	HKD	100,000,000	12,864,053	0.28	30-Jul-21
21_26XXXXX	HKD	300,000,000	38,552,978	0.18	31-Aug-21
	Sum Of Notional	500,000,000	64,268,024
20_211_B1X	JPY	100,000,000	907,647	4.40	12-Jul-21
21_108_B1X	JPY	500,000,000	4,533,297	2.90	26-Jul-21
21_166_B1X	JPY	1,565,000,000	13,968,226	3.50	30-Sep-21
	Sum Of Notional	2,165,000,000	19,409,170
19_519XXXX	KZT	659,769,257	1,540,096	8.30	19-Jul-21
19_547XXXX	KZT	250,733,389	587,679	8.30	20-Sep-21
	Sum Of Notional	910,502,646	2,127,775
19_48XXXXX	MXN	210,900,000	10,573,363	7.02	07-Sep-21
	Sum Of Notional	210,900,000	10,573,363
14_112XXXX	NZD	11,620,000	8,085,196	4.13	27-Jul-21
	Sum Of Notional	11,620,000	8,085,196
18_718_1XX	PHP	165,641,920	3,299,048	6.34	20-Sep-21
	Sum Of Notional	165,641,920	3,299,048
20_36XXXXX	UAH	311,500,000	11,674,887	15.80	13-Sep-21
	Sum Of Notional	311,500,000	11,674,887
19_27XXXXX	USD	46,750,000	46,750,000	0.10	09-Jul-21
17_13XXXXX	USD	2,500,000,000	2,500,000,000	1.13	20-Jul-21
19_52XXXXX	USD	32,150,000	32,150,000	0.10	12-Aug-21
19_13XXXXX	USD	61,000,000	61,000,000	2.26	17-Aug-21
20_139XXXX	USD	150,000,000	150,000,000	0.22	23-Aug-21
20_23XXXXX	USD	100,000,000	100,000,000	0.22	23-Aug-21
20_31XXXXX	USD	200,000,000	200,000,000	0.22	23-Aug-21
20_76XXXXX	USD	50,000,000	50,000,000	0.22	23-Aug-21
19_47XXXXX	USD	28,600,000	28,600,000	2.27	07-Sep-21
20_40_B1XX	USD	2,939,000	2,939,000	1.70	20-Sep-21
17_75_B1XX	USD	15,000,000	15,000,000	4.31	23-Sep-21
17_76_B1XX	USD	17,422,903	17,422,903	3.04	23-Sep-21
18_64XXXXX	USD	150,000,000	150,000,000	1.63	27-Sep-21
	Sum Of Notional	3,353,861,903	3,353,861,903
21_587XXXX	UZS	363,260,000,000	33,930,506	13.50	15-Sep-21
	Sum Of Notional	363,260,000,000	33,930,506

INTERNATIONAL FINANCE CORPORATION	Page 83

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_367XXXX	ZAR	59,000,000	4,105,062	6.28	05-Aug-21
19_34XXXXX	ZAR	59,640,000	4,166,375	6.26	08-Sep-21
17_70XXXXX	ZAR	100,000,000	6,750,166	6.50	21-Sep-21
19_58XXXXX	ZAR	62,500,000	4,110,747	6.46	30-Sep-21
	Sum Of Notional	281,140,000	19,132,350

TOTAL MATURED MARKET BORROWINGS			3,612,994,487

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	61,330,787	61,330,787	1.84	15-Sep-21
	Sum Of Notional	61,330,787	61,330,787
TOTAL MATURED IBRD AND IDA BORROWINGS			61,330,787
Net decrease in Short-term Borrowings for the quarter ended September 30, 2021			31,573,835
Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.